2002 annual report

PETCO®



2002 PETCO annual report

OUR PHILOSOPHY



At PETCO, the animals always come first. We understand that our customers are not just pet owners but pet parents, who view their pets as members of their family and provide them with a high level of comfort and care. We provide the support our pet parents need to care for their pets through a combination of offering a broad selection of merchandise at competitive prices, providing outstanding customer service and animal care, and a range of pet services at convenient store locations. All of this is provided in an innovative environment where we invite our customers to shop with their pets for a fun and exciting shopping experience!



TABLE OF CONTENTS

Financial Highlights

2 To Our Stockholders & Friends

4 Innovative Merchandising and Store Design

6 A National Retail Chain Right in Your Neighborhood

8 The Animals Always Come First at PETCO Stores Across the Country

10 Our Strong Position in an Expanding Marketplace

11 Connecting With Our Customers

12 Report of Management

13 Financial Data



FINANCIAL HIGHLIGHTS

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES IN ACCORDANCE WITH SEC REGULATION G

PETCO reports its financial results in accordance with generally accepted accounting principles, or GAAP, and supplements this presentation with information reported on a pro forma basis. These pro forma financial measures are considered "non-GAAP" financial measures within the meaning of SEC Regulation G. We believe that the presentation of pro forma results provides useful information to both management and investors by excluding specific costs and expenses that we believe are not indicative of our core operating results. In addition, since we have historically reported pro forma results to the investment community, we believe the inclusion of comparative numbers provides consistency in our financial reporting. Further, these adjusted pro forma results are one of the primary indicators management uses for planning and forecasting in future periods. The presentation of this additional information should not be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles. The reconciliations set forth below are provided in accordance with Regulation G and reconcile the pro forma financial measures with the most directly comparable GAAP financial measures.

RECONCILIATION OF GAAP TO PRO FORMA NET EARNINGS PER COMMON SHARE

	Fiscal Year Ended	
	Feb. 2, 2002	Feb. 1, 2003
	(amounts in thousands, except per share data)	
GAAP Net Earnings (Loss)		
Available to Common Stockholders	**$(50,546)**	**$11,654**
Adjustments:		
Stock based compensation	17,351	8,439
Merger and non-recurring costs	445	-
Write-off of Canadian investment	37,035	-
Management fees and termination costs	3,120	12,760
IPO financing and legal expense	-	1,197
Internet operations and equity in loss of unconsolidated affiliates	3,083	-
Loss on extinguishment of debt, net of income tax benefit	12,942	2,004
Litigation settlement	-	3,497
Increase in carrying amount and premium on redemption of preferred stock	27,745	20,487
Tax effect	(21,309)	(8,057)
Pro Forma Net Earnings		
Available to Common Stockholders	**$29,866**	**$51,981**
GAAP Net Earnings (Loss)		
Per Common Share, Diluted	$ (1.32)	$ 0.20
Pro Forma Net Earnings		
Per Common Share, Diluted	$ 0.52	$ 0.90
GAAP Diluted Weighted Average		
Number of Common Shares	**38,429**	**56,906**
Adjustments:		
Assumed shares from IPO	15,500	-
Incremental shares from assumed conversion of stock options and warrants	3,379	1,079
Pro Forma Diluted Weighted Average		
Number of Common Shares	**57,308**	**57,985**


NET SALES
$1,600
1,200
800
400
0
($MM)
750
840
990
1,151
1,301
1,477
15% CAGR*
1997 1998 1999 2000 2001 2002


PRO FORMA OPERATING INCOME
$125
100
75
50
25
0
($MM)
34
33
49
70
90
118
29% CAGR*
1997 1998 1999 2000 2001 2002


PRO FORMA NET EARNINGS
PER COMMON SHARE, DILUTED
$1.00
.90
.80
.70
.60
.50
.40
.30
.20
.10
0
.52
.90
2001 2002


PRO FORMA OPERATING INCOME MARGIN
9.0%
6.0
3.0
4.9
6.1
6.8
8.0
1999 2000 2001 2002

RECONCILIATION OF GAAP TO PRO FORMA OPERATING INCOME

Fiscal Year Ended	Jan. 31, 1998	Jan. 30, 1999	Jan. 29, 2000	Feb. 3, 2001	Feb. 2, 2002	Feb. 1, 2003
			(amounts in thousands)			
GAAP Operating Income (Loss)	$(16,137)	$3,903	$48,778	$13,413	$31,846	$91,988
Adjustments:						
Merger and non-recurring costs	38,693	22,963	-	55,928	445	-
Special G&A costs	11,000	5,902	-	-	-	-
Write-off of Canadian investment	-	-	-	-	37,035	-
Management fees and termination costs	-	-	-	1,040	3,120	12,760
IPO financing and legal expense	-	-	-	-	-	1,197
Stock based compensation	-	-	-	-	17,351	8,439
Litigation settlement	-	-	-	-	-	3,497
Pro Forma Operating Income	**$33,556**	**$32,768**	**$48,778**	**$70,381**	**$89,797**	**$117,881**

Pro Forma Operating Income Margin represents Pro Forma Operating Income divided by Net Sales.

* Compound Annual Growth Rate

to our stockholders & friends

PETCO has established an impressive track record for growth. In spite of a challenging economic climate, fiscal 2002 marks a decade of comparable store sales increases of five percent or greater each quarter, a record which is unmatched on the retail landscape. While the continued soft economy and impact of the Iraq war have combined to dampen consumer spending in many retail categories, PETCO has continued to succeed through a variety of economic environments, demonstrating the non-cyclical and recession-resistant nature of our business. Against this difficult backdrop, we are pleased to share our 2002 report.

As a team, we ensure we meet our responsibility that the animals always come first at PETCO stores across the country.

Total sales increased to $1.5 billion in fiscal 2002, an increase of 13.5% over the prior year. Comparable store net sales rose 8.0% reflecting our continued increase in market share. Our commitment to providing quality services to our customers drove tremendous annual growth of 34% in our services business. Pro forma operating income increased a stellar 31%, to $118 million, or 8.0% of net sales, a powerful 110 basis point improvement. This drove a 73% increase in pro forma net earnings per diluted share. In addition, our focus on supply chain efficiency has produced inventory turns well in excess of seven times. PETCO's strong performance is a reflection of our leading market position in a consistently growing $27 billion industry.

We are particularly proud of our associates' unmatched customer service and support. Our associates are pet lovers and enthusiasts, who are committed to providing superior customer care. We make a significant investment in programs to support our associates by providing continuing training through our animal care and education organization, which combines our own years of experience with the expertise of top professionals in the field.

As a recurring relationship retailer, understanding who our customers are and how we can best meet their needs is an important element to our success and provides us with strong defensive characteristics and great consistency. Key to this understanding has been our P.A.L.S. loyalty card program, which helps drive repeat purchases and higher average tickets. In the past year, 10 million unique households shopped using their P.A.L.S. card and more than one eighth of those shopped 10 times or more. Positive demographic forces and the strength of our business model position us well for continued strong performance.

We opened 61 new stores in 2002 and added 39 stores to our base, net of relocations and closings. We ended fiscal 2002 with a national footprint of 600 stores in 43 states and the District of Columbia. While this is an important accomplishment, we believe the potential market is more than double our current store base, and will continue to add stores to increase our market share.

While we have enjoyed tremendous success and growth over the past several years, we realize that the coming year will bring new challenges and opportunities. We believe that our unique store concept will continue to deliver impressive results. By conveniently locating our stores in your neighborhood and offering superior customer service and animal care, we provide our pet-loving customers with a fun, enjoyable and vibrant shopping experience, which will continue our unique competitive advantage.

It is important to mention that we have consistently operated our business with strong financial and operational controls. In recent years, there has been a significant increase in focus on corporate governance. We are pleased to report that our long-term commitment to effective corporate governance leaves us well positioned in this changing environment.



Our greatest advantage comes from our exceptional associates, loyal customers, quality vendors and supportive stockholders who share our vision for growth and leadership in the industry. We appreciate your support and look forward to building on our leadership position in 2003.

Bruce C. Hall
Executive Vice President and Chief Operating Officer
with Muffin

Brian K. Devine
Chairman, President and Chief Executive Officer
with Dweezil

James M. Myers
Executive Vice President and Chief Financial Officer
with Tore

innovative merchandising and store


PETCO


STAYS
FOOD & TREATS
BEDDING
TOYS
HABITAT







PETCO, WHERE THE PETS GO

Like any top retailer, we are continually providing creative and innovative ways to enhance our customers' shopping experience. A clear cut above your typical pet store experience, our stores are open, well-lit, colorful, odor-free and encourage engagement with the animals. In addition, we invite our customers to shop our stores with their pets. This makes purchasing the right product easier and a lot more fun… PETCO really is "where the pets go"!



design



TARGETED MERCHANDISING

We offer our pet-loving customers a true specialty store approach to meet their needs. With more than 10,000 SKU's in our stores, 90% of which are not available in grocery stores, we are providing the breadth of quality products that our customers want for their pets. We have also achieved significant growth in our services business, which grew 34% in fiscal 2002! This targeted increase in service sales was the result of a focused business strategy and marketing effort. The merchandise and service sales mix shift has driven significant expansion in gross margin over the last several years.

INNOVATIVE STORE DESIGN

In 2000, we launched our millennium store format, which was a major evolutionary development in the visual presentation of our stores. Since the middle of 2001, we have opened 80 new stores in our latest store design. The millennium store improves our already successful strategy by featuring a more dramatic presentation of our companion animals, which emphasizes higher-margin supplies categories. Our continually evolving store design represents our commitment to innovate and constantly challenge ourselves to achieve higher levels of success, keeping us a step ahead of our competition as we set the standards for our industry.

STRATEGIC REINVESTMENT IN OUR EXISTING STORE BASE

As a result of the strong performance of our millennium stores, we embarked on a program in 2002 to remodel eight existing stores into the latest store design. Based on the successful results of that test, we have selected up to 50 additional stores to remodel during 2003. We believe that one of the best uses of the operating cash we are generating is the strategic reinvestment in our business.





a national retail chain right in your


PETCO
Supplies & Fish


PETCO


GRAND OPENING
PETCO

A WINNING REAL ESTATE STRATEGY


PETCO.COM

PETCO opened 61 new stores in fiscal 2002 and ended the year with 600 stores in 43 states and the District of Columbia. We believe there is capacity for 1,250-plus PETCO stores in the U.S., so we are still not even halfway to realizing our full market potential. We believe that our long-term strategy of adding 40-50 net new stores per year will deliver quality organic growth with the right real estate for many years to come.

We also realize that in today's world our customers' lives are filled with competing demands for their time. To help make caring for their pets a little easier, our stores are conveniently located in high traffic community shopping centers near other weekly shopping destinations. Our long experience with real estate has led us to stores ranging in size from 12,000–15,000 square feet which we believe is the optimal footprint. We also offer the convenience of shopping online at www.petco.com, with delivery direct to the customer's home.

neighborhood




TRUCKLOAD SALE
BIG SELECTION, BIG SAVINGS
HOT DEALS FOR COOL PETS
PETCO
IT'S BONUS MONTH!
HE'S NOT A PUPPY ANYMORE...
...so why does he still eat puppy food?
EXPERIENCE OUR REMODELED DES MOINES STORES
GRAND OPENING
3 DAYS ONLY!
IAMS AND EUKANUBA
PRO PLAN
NOW IN JEFFERSON CITY!
GRAND OPENING
COME TO PETCO
WASH & GO
AND GET 50% OFF







NATIONAL BRANDING

"PETCO, Where the Pets Go" is one of the most recognized slogans in retail. We deliver more than four billion impressions through our television, print marketing and mailing campaigns annually. Further building on our national brand, we recently announced that PETCO Park, which opens in 2004, will be the new home of the San Diego Padres baseball team. This initiative will increase top-of-mind brand recognition on a national level.


PETCO PARK
PETCO PARK

the animals always come first at

PETCO CARES

At PETCO, there is a more personal atmosphere, where customers are invited to bring their pets to our stores. Our sales associates are pet owners and enthusiasts who truly care about animals and are motivated to help pet parents meet the needs of their pets. We believe that it is better to hire animal lovers and train them to work in a retail environment than to hire retailers and hope they like animals. This level of customer service is difficult to replicate and delivers an experience that exceeds our customers' expectations.

Our animal care and education team includes many top professionals dedicated to the safety and well being of all animals. We have continued to invest substantially in animal care training and oversight for our sales associates to assist them in providing quality customer services and animal care. In 2003, we further strengthened this group by adding an in-house Director of Veterinary Medicine. Having a full-time veterinarian on our leadership team helps us to build upon our existing partnerships with our many consulting veterinarians and local store veterinarians, as well as enhance animal care training and practices in our stores.





PETCO FOUNDATION—GIVING BACK TO THE COMMUNITY

PETCO was founded on the principle of "connecting with the community." This philosophy is reflected in our productive



PETCO stores across the country

partnerships with the wide range of humane groups we assist and support nationwide. PETCO's nationwide expansion positioned us to launch a separate organization capable of managing our charitable endeavors. The PETCO Foundation was established in 1999, to further our involvement with animal welfare agencies across the country. The PETCO Foundation's mission is to support community organizations and efforts that enhance the lives of companion animals while strengthening the bond between people and pets. PETCO's partnership with the PETCO Foundation allows us to promote charitable, educational, and other philanthropic activities for the betterment of companion animals everywhere.

COMMUNITY OUTREACH

Through the PETCO Foundation, we are able to assist animal welfare organizations by providing funding for various programs, including the rescue and adoption of orphaned pets, humane education, and spay/neuter programs. In 2002, customers, associates and vendors of PETCO continued with their efforts to provide support. During National Adoption Days, we were able to facilitate the adoption of more than 10,000 homeless animals over this two-day event. Our sponsorship of the National Association for Humane and Environmental Education's "Adopt a Teacher" program in elementary schools across the nation provides "Kind News," a monthly publication for each student, which helps to educate children about the proper humane treatment of companion animals and fellow human beings. And, our Round-Up/Spay Today campaign raised more than half a million dollars for PETCO Foundation sponsored spay/neuter programs across the country this year!







Our efforts help the plight of abandoned animals and address the issue of overpopulation of companion animals. Since its inception, the PETCO Foundation has raised more than $12 million through a combination of initiatives. These funds were used to support more than 1,500 local animal welfare groups across the United States. In addition to direct monetary contributions, the PETCO Foundation is also responsible for coordinating the donation of in-kind goods and services to organizations that share our common mission, further strengthening the bond between people and pets.


PETCO
FOUNDATION

our strong position in an expanding

OUR EXPANDING SHARE OF A GROWING $27BN INDUSTRY

Our customers are the estimated 62% of all households that own at least one pet. Of these households, 75% own two or more pets! The number of pets has been increasing due to an aging population of empty nesters where pets become the new children, and due to the recent baby boomlet. The pet industry accounts for approximately $27 billion in sales growing at a 5% compound annual growth rate. Pet superstore chains now command 21% of the market share, having more than quadrupled their share since 1991. This provides us with a very large and growing target market.

Our ongoing growth strategy has been to shift the sales mix towards higher margin pet supplies and services. We are well positioned in our industry with over 90% of our sales generated from premium food and supplies, the fastest growing categories in the sector with annual growth rates of 9% and 6%, respectively. Demand for premium pet food is growing as nutritional awareness among the general population extends to pet owners for their pets. Our store design, with a wide assortment and dramatic presentation of products, continues to drive growth in these high margin categories.



SCIENCE DIET
adult
original
nature's best
With Real Beef
PRO PLAN
ADULT
NATURAL LAMB & RICE FORMULA
Natural Balance
Nutro
NATURAL CHOICE
LAMB MEAL & RICE
NATURE'S RECIPE
POIDS NET 18.14 kg
PET GOLD.
ADULT DOG LAMB & RICE FORMULA
Fresh Lamb
SOLID GOLD
HUND-N-FLOCKEN
Eukanuba
Adult/Adulte
Maintenance
Entretien
PRO PLAN
MAX CAT
Good For Life
IAMS
Iams Original
ROYAL CANIN



marketplace

GROWTH OF PET SERVICES

One of the most prominent attitudinal drivers of the pet industry is the increasing humanization of pets. Today's pet owners view themselves as their pet's parents and consider their animals members of the family. According to American Demographics magazine, 83% now call themselves "Mommy" or "Daddy." These pet parents are dedicated to providing a high level of care, including regular grooming services. We believe we are uniquely positioned to capitalize on this trend and have committed to a business strategy to enhance the growth of our pet services. These efforts are generating impressive results, with eight consecutive quarters of services sales growth in excess of 30% through the end of fiscal 2002.





connecting with our customers


PETCO
P.A.L.S.
PETCO Animal
Lovers Save

P.A.L.S. PROGRAM

The PETCO P.A.L.S. customer loyalty program has helped us to understand our target customer. She is well educated, with an above average income who considers herself a pet parent. Our stores are designed, merchandised, located and staffed to meet the needs of our target customer.

Through PETCO's P.A.L.S. program, we have learned how to take care of our customers by taking the time to understand what is important to them. Our customers appreciate these efforts, which have produced a large and loyal customer base, and make us a successful recurring relationship retailer. In addition we can communicate with our customers directly. Through this program, we can direct market, tailoring to each of our customer's individual buying habits. The P.A.L.S. program is a unique competitive advantage that builds loyalty and repeat purchases while facilitating add-on sales.



REPORT OF MANAGEMENT

The management of PETCO Animal Supplies, Inc. is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the consolidated financial statements covered by the Report of Independent Auditors. These statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts that are based on the best estimates and judgments of management.

PETCO maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management authorization and are appropriately recorded in order to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the benefits derived.

The consolidated financial statements and related notes have been audited by KPMG LLP, independent auditors, whose report is based on audits conducted in accordance with auditing standards generally accepted in the United States. As part of its audit, the firm considered PETCO's system of internal controls and conducted tests and employed such procedures as considered necessary to render its opinion on the consolidated financial statements. PETCO's consolidated financial statements including the Report of Independent Auditors, are included in this Annual Report.

The Audit Committee of PETCO's Board of Directors is composed of three independent Directors. The Committee is responsible for assisting the Board in its oversight of PETCO's financial accounting and reporting practices. The Audit Committee also appoints the independent certified public accounting firm to perform our audits. The Audit Committee meets periodically with the independent auditors, management and our internal auditors to review accounting, auditing, internal accounting control and financial reporting matters. The independent auditors and internal auditors have unrestricted access to the Audit Committee.

Brian K. Devine
Chairman, President and Chief Executive Officer

Bruce C. Hall
Executive Vice President and Chief Operating Officer

James M. Myers
Executive Vice President and Chief Financial Officer

FINANCIAL DATA

13 Selected Consolidated Financial Data

16 Management's Discussion and Analysis of Financial Condition and Results of Operations

29 Consolidated Balance Sheets

30 Consolidated Statements of Operations

31 Consolidated Statement of Stockholders' Equity (Deficit)

32 Consolidated Statements of Cash Flows

33 Notes to Consolidated Financial Statements

60 Report of Independent Auditors

61 Quarterly Financial Data (Unaudited)

61 Market for Registrant's Common Equity and Related Stockholder Matters

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial data as of, and for the fiscal years ended January 30, 1999, January 29, 2000, February 3, 2001, February 2, 2002 and February 1, 2003, presented below under the captions "Statement of Operations Data" and "Balance Sheet Data," have been derived from our audited consolidated financial statements as of those dates and for those periods. The selected historical consolidated financial data and notes should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements.

	Fiscal Year Ended				
	Jan. 30, 1999	Jan. 29, 2000	Feb. 3, 2001(1)	Feb. 2, 2002	Feb. 1, 2003
	(amounts in thousands, except per share amounts and store data)				
Statement of Operations Data:					
Net sales	$839,622	$990,289	$1,151,178	$1,300,949	$1,476,634
Cost of sales and occupancy costs	624,818	720,711	817,084	909,186	1,016,249
Gross profit	214,804	269,578	334,094	391,763	460,385
Selling, general and administrative expenses	187,938	220,800	263,713	304,967	343,752
Management fees and termination costs	—	—	1,040	3,120	12,760
Stock-based compensation and other costs	—	—	—	14,350	8,388
Litigation settlement	—	—	—	—	3,497
Write-off of Canadian investment	—	—	—	37,035	—
Merger and non-recurring costs	22,963	—	55,928	445	—
Operating income	3,903	48,778	13,413	31,846	91,988
Interest expense, net	6,718	8,936	22,971	40,837	32,666
Earnings (loss) before Internet operations and equity in loss of unconsolidated affiliates, income taxes and extraordinary item	(2,815)	39,842	(9,558)	(8,991)	59,322
Internet operations and equity in loss of unconsolidated affiliates	—	(1,254)	(4,543)	(3,083)	—
Earnings (loss) before income taxes and extraordinary item	(2,815)	38,588	(14,101)	(12,074)	59,322
Income taxes (benefit)	(438)	16,831	4,974	(2,215)	25,177
Earnings (loss) before extraordinary item	(2,377)	21,757	(19,075)	(9,859)	34,145
Extraordinary item—loss on extinguishment of debt (net of income tax benefit)	—	—	(1,264)	(12,942)	(2,004)
Net earnings (loss)	(2,377)	21,757	(20,339)	(22,801)	32,141
Increase in carrying amount and premium on redemption of redeemable preferred stock	—	—	(8,486)	(27,745)	(20,487)
Net earnings (loss) available to common stockholders	$ (2,377)	$ 21,757	$ (28,825)	$ (50,546)	$ 11,654
Basic earnings (loss) per share	$ (0.00)	$ 0.02	$ (0.05)	$ (1.32)	$ 0.21
Diluted earnings (loss) per share	$ (0.00)	$ 0.02	$ (0.05)	$ (1.32)	$ 0.20
Shares used for computing basic earnings (loss) per share	927,212	928,136	632,162	38,429	56,094
Shares used for computing diluted earnings (loss) per share	927,212	938,872	632,162	38,429	56,906
Other Financial Data:					
Gross profit margin	25.6%	27.2%	29.0%	30.1%	31.2%
EBITDA(2)	$ 34,285	$ 86,804	$ 55,668	$ 78,212	$ 142,514
Depreciation and amortization	$ 30,382	$ 39,280	$ 48,100	$ 51,694	$ 51,939
Inventory turns(3)	6.1x	6.5x	6.7x	7.4x	7.7x
Store Data:					
Percentage increase in comparable store net sales	6.4%	11.1%	6.4%	8.6%	8.0%
Net sales per square foot(4)	$ 157	$ 168	$ 177(5)	$ 180	$ 188
Number of stores at period end	476	490	528	561	600

SELECTED CONSOLIDATED FINANCIAL DATA (Continued)

	As of				
	Jan. 30, 1999	Jan. 29, 2000	Feb. 3, 2001(1)	Feb. 2, 2002	Feb. 1, 2003
	(amounts in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 2,324	$ 36,059	$ 18,044	$ 36,215	$108,937
Working capital	39,316	68,883	39,523	68,429	113,051
Total assets	387,135	453,894	454,319	473,572	554,855
Total debt, including current maturities(6)	99,880	118,465	391,191	401,157	365,541
Redeemable preferred stock	—	—	191,537	219,282	—
Common stockholders' equity (deficit)	183,841	205,890	(268,407)	(305,707)	(11,083)

---

(1) The fiscal year ended February 3, 2001 consisted of 53 weeks, as compared to 52 weeks for each of the fiscal years ended January 30, 1999, January 29, 2000, February 2, 2002 and February 1, 2003.

(2) Earnings (loss) before extraordinary item, interest (net), taxes, depreciation and amortization. EBITDA is not a measure of financial performance under GAAP, but is used by some investors to determine a company's ability to service or incur indebtedness. EBITDA should not be construed as an indicator of a company's operating performance or liquidity, and should not be considered in isolation from or as a substitute for net earnings (loss), cash flows from operations or cash flow data prepared in accordance with GAAP. We have presented EBITDA as supplemental disclosure because we believe it allows for a more complete analysis of results of operations. EBITDA is not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP.

A reconciliation of earnings (loss) before extraordinary item to EBITDA for the periods indicated is as follows:

	Fiscal Year Ended				
	Jan. 30, 1999	Jan. 29, 2000	Feb. 3, 2001	Feb. 2, 2002	Feb. 1, 2003
	(amounts in thousands)				
Earnings (loss) before extraordinary item	$(2,377)	$21,757	$(19,075)	$(9,859)	$ 34,145
Interest expense, net	6,718	8,936	22,971	40,837	32,666
Income taxes (benefit)	(438)	16,831	4,974	(2,215)	25,177
Depreciation and amortization	30,382	39,280	48,100	51,694	51,939
Interest included in amortization above	—	—	(1,302)	(2,245)	(1,413)
EBITDA	$34,285	$86,804	$ 55,668	$78,212	$142,514

EBITDA includes the following unusual charges and expenses for the periods indicated:

	Fiscal Year Ended				
	Jan. 30, 1999	Jan. 29, 2000	Feb. 3, 2001	Feb. 2, 2002	Feb. 1, 2003
	(amounts in thousands)				
Merger and non-recurring costs	$22,963	$ —	$55,928	$ 445	$ —
Special G&A costs(a)	5,902	—	—	—	—
Write-off and settlement of former Canadian investment	—	—	—	37,035	—
Management fees and termination costs(b)	—	—	1,040	3,120	12,760
IPO financing and legal expenses(c)	—	—	—	—	1,197
Stock-based compensation(d)	—	—	—	17,351	8,439
Litigation settlement(e)	—	—	—	—	3,497
Internet operations and equity in loss of unconsolidated affiliates(f)	—	1,254	4,543	3,083	—
Total	$28,865	$1,254	$61,511	$61,034	$25,893

(a) General and administrative costs of $5.9 million for the fiscal year ended January 30, 1999 consists of $1.4 million incurred in connection with a management realignment, and $4.5 million in connection with the relocation of our main distribution center and the replacement of our point-of-sale equipment in all stores.

(b) Management fees were paid pursuant to our management services agreement, which we entered into in October 2000 in connection with our leveraged recapitalization. We terminated the management services agreement shortly after our initial public offering for a fee of $12.5 million.

(c) Financing and legal expenses related to our initial public offering in February 2002.

(d) In connection with the deemed increase in fair value related to outstanding stock options for accounting purposes as a result of our initial public offering, we recorded non-cash stock-based compensation totaling $17.4 million in the fiscal year ended February 2, 2002, of which $14.4 million and $3.0 million are recorded in stock-based compensation and other costs and cost of sales and occupancy costs, respectively, and $8.4 million in the fiscal year ended February 1, 2003, of which $7.0 million and $1.4 million are recorded in stock-based compensation and other costs and cost of sales and occupancy costs, respectively.

(e) Related to the tentative settlement of California overtime litigation.

(f) Internet operations and equity in loss of unconsolidated affiliates, primarily relating to our terminated investments in Petopia.com and Canadian Petcetera Limited Partnership, were $1.3 million for the fiscal year ended January 29, 2000, consisting of equity in losses for Petopia.com of $4.0 million and $2.7 million of net revenues in providing certain marketing and fulfillment services to Petopia.com; $4.5 million for the fiscal year ended February 3, 2001, consisting of equity in losses for Petopia.com of $11.5 million, $10.3 million of net revenues in providing certain marketing and fulfillment services to Petopia.com, the write-off of $1.3 million in receivables due from Petopia.com, transition costs of $1.5 million in relocating Petopia.com's operating assets and equity in loss of $0.5 million related to our former investment in Canadian Petcetera Limited Partnership; and $3.1 million for the fiscal year ended February 2, 2002 consisting of equity in loss of unconsolidated affiliates related to Canadian Petcetera Limited Partnership.

SELECTED CONSOLIDATED FINANCIAL DATA (Continued)

(3) Calculated by dividing cost of sales and occupancy costs, excluding the impact of the 53rd week in fiscal 2000, for the most recent four quarters, by average fiscal quarter end inventory for the five most recent quarters.

(4) Calculated by dividing net sales by gross square footage of stores open, weighted by the number of months stores are open during the period.

(5) As adjusted to a 52-week period, net sales per square foot would have been $173 for the fiscal year ended February 3, 2001.

(6) Includes capital leases and other obligations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations with our consolidated financial statements and related notes included elsewhere in this Annual Report. This Annual Report, including, but not limited to, the following discussion, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are therefore entitled to the protection of the safe harbor provisions of these laws. We generally identify forward-looking statements using words like "believe," "intend," "target," "expect," "estimate," "may," "should," "plan," "project," "contemplate," "anticipate," "predict," or similar expressions. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, those described in our Annual Report on Form 10-K, filed with the Securities Exchange Commission, under the heading "Certain Cautionary Statements".

General

PETCO is a leading specialty retailer of premium pet food, supplies and services. At February 1, 2003, we operated 600 stores in 43 states and the District of Columbia. We plan to follow a strategy of opening new stores in new and existing markets, expanding or relocating certain existing stores and closing under-performing stores. Since the middle of 2001, all new stores have been opened in our new millennium format. As a result of our store expansion strategy, operating results may reflect lower average store contribution and operating margins due to increased store pre-opening expenses and lower anticipated sales volumes of newer stores.

On October 2, 2000, we completed a leveraged recapitalization with an entity controlled by Leonard Green & Partners, L.P. and its affiliates, which we refer to collectively as Leonard Green, and TPG Partners III, L.P. and its affiliates, which we refer to collectively as Texas Pacific Group, the sponsors of the transaction. The transaction was financed by a combination of equity, senior subordinated debt and a senior credit facility. A group of equity investors led by the sponsors contributed a total of approximately $200 million of equity to PETCO in the transaction. The transaction was accounted for as a recapitalization, and as such, a step-up of assets to fair market value was not required.

On February 27, 2002, we completed an initial public offering of our common stock. We received net proceeds of approximately $272.5 million from the offering of 15,500,000 shares of our common stock, including 1,000,000 shares of our common stock pursuant to the exercise of the underwriters' over-allotment option. We used approximately $239.8 million of the net proceeds of our initial public offering to redeem in full all of our then outstanding shares of series A and series B preferred stock and used approximately $32.7 million of the net proceeds of our initial public offering, plus approximately $1.8 million in cash-on-hand, to repurchase $30.0 million in aggregate principal amount of our senior subordinated notes at 110.5% of their face amount plus accrued and unpaid interest through the repurchase date.

Results of Operations

The following table sets forth selected results of our operations expressed as a percentage of net sales for the periods indicated. As a result of operational and strategic changes, period-to-period comparisons of financial results may not be meaningful and the results of our operations for historical periods may not be indicative of our future results.

	Fiscal Year Ended		
	Feb. 3, 2001	Feb. 2, 2002	Feb. 1, 2003
Net sales	100.0%	100.0%	100.0%
Cost of sales and occupancy costs	71.0	69.9	68.8
Gross profit	29.0	30.1	31.2
Selling, general and administrative expenses	22.9	23.5	23.3
Management fees and termination costs	0.1	0.2	0.9
Stock-based compensation and other costs	—	1.1	0.6
Litigation settlement	—	—	0.2
Write-off of Canadian investment	—	2.9	—
Merger and non-recurring costs	4.8	—	—
Operating income	1.2	2.4	6.2
Interest expense, net	2.0	3.1	2.2
Earnings (loss) before Internet operations and equity in loss of unconsolidated affiliates, income taxes and extraordinary item	(0.8)	(0.7)	4.0
Internet operations and equity in loss of unconsolidated affiliates	(0.4)	(0.2)	—
Earnings (loss) before income taxes and extraordinary item	(1.2)	(0.9)	4.0
Income taxes (benefit)	0.4	(0.1)	1.7
Earnings (loss) before extraordinary item	(1.6)	(0.8)	2.3
Extraordinary item-loss on extinguishment of debt (net of income tax benefit)	(0.1)	(1.0)	(0.1)
Net earnings (loss)	(1.7)%	(1.8)%	2.2%

Fiscal Year Ended February 1, 2003 Compared with Fiscal Year Ended February 2, 2002

Net sales increased 13.5% to $1.48 billion for fiscal 2002, from $1.30 billion for fiscal 2001. The increase in net sales resulted primarily from the comparable store net sales increase of 8.0% and the addition of 61 stores, partially offset by the closure of 22 stores, of which 16 were relocated. The comparable store net sales increase was attributable to maturing stores, increased marketing and merchandising efforts and increased customer traffic. The increase in comparable store net sales accounted for approximately $102.8 million, or 58.5%, of the net sales increase. The net increase in our store base accounted for approximately $72.9 million, or 41.5%, of the net sales increase.

Gross profit, defined as net sales less the cost of sales including store occupancy costs, increased $68.6 million, or 17.5%, to $460.4 million for fiscal 2002, from $391.8 million for fiscal 2001. Gross profit in fiscal 2002 included $1.4 million in non-cash stock-based compensation expense on the deemed fair value of our common stock as a result of our initial public offering compared to $3.0 million in fiscal 2001. Gross profit, excluding the non-cash stock-based compensation expense, as a percentage of net sales increased to 31.3% for fiscal 2002 from 30.3% in the prior year period. The increase was driven by the continuing change in mix from lower-margin premium pet food sales to higher-margin categories, such as companion animals, toys, supplies and services; favorable shrink results; and improved margins on premium pet food due to shifts within the mix of pet food to higher-margin segments. The current year period also benefited from the leveraging of occupancy and efficiencies in distribution logistics and freight costs.

Selling, general and administrative expenses increased $38.8 million, or 12.7%, to $343.8 million for fiscal 2002 from $305.0 million for fiscal 2001. As a percentage of net sales, these expenses decreased to 23.3% for fiscal 2002 from 23.5% in the prior year period. Increased investments in store associate training, increased pre-opening costs, increased fees to process debit and credit cards, and increased insurance, medical, dental, legal and travel costs offset the benefit from the elimination of goodwill amortization and the leverage of store operating costs. The adoption of SFAS No. 142 resulted in a $5.0 million benefit from the elimination of goodwill amortization, which was modestly offset by the recognition of goodwill impairment of $0.3 million in the second quarter of fiscal 2002.

Management fees and termination costs were $12.8 million for fiscal 2002, compared to management fees of $3.1 million in the prior year period. We paid $12.5 million in termination costs in February 2002 to terminate the management services agreement that we entered into in conjunction with our leveraged recapitalization.

Non-cash stock-based compensation and other costs decreased to $8.4 million for fiscal 2002 from $14.4 million in the prior year period. The non-cash stock-based compensation expenses were based on the deemed fair value of our common stock as a result of our initial public offering.

Litigation settlement of $3.5 million in fiscal 2002 relates to the tentative settlement, which received preliminary court approval, of a complaint filed against us alleging violations of the California Labor Code and the Business and Professions Code requirements to pay overtime to certain employees.

We previously owned a non-controlling limited partnership interest in Canadian Petcetera Limited Partnership, which operated retail pet food and supplies stores in Canada. On January 28, 2002, we terminated our relationship with the partnership. Accordingly, we recorded $37.0 million for the write-off of our Canadian investment in the fourth fiscal quarter of 2001, consisting of the write-off of approximately $26.7 million, which represented the carrying value of our investment and related assets as of the termination date, and approximately $10.3 million of settlement expense as a result of the settlement of a dispute between us and the other partners of the partnership.

Merger and non-recurring costs of $0.4 million were recorded in fiscal 2001. These costs consisted of an additional loss of $0.3 million to sub-lease an acquired facility that was previously closed and additional legal costs of $0.1 million related to our leveraged recapitalization.

Operating income was $92.0 million in fiscal 2002, or 6.2% of net sales, compared with operating income of $31.8 million in fiscal 2001, or 2.4% of net sales. Operating income includes merger and non-recurring costs of $0.4 million in fiscal 2001, the $37.0 million write-off and settlement related to our former Canadian investment in fiscal 2001, management fees and termination costs of $12.8 million and $3.1 million in fiscal 2002 and 2001, respectively, pursuant to a management services agreement that was terminated in connection with our initial public offering, IPO financing and legal expenses of $1.2 million in fiscal 2002, non-cash stock-based compensation charges of $8.4 million and $17.4 million in fiscal 2002 and 2001, respectively, and litigation settlement expense of $3.5 million in fiscal 2002.

Net interest expense was $32.7 million in fiscal 2002 compared with net interest expense of $40.8 million in fiscal 2001. Lower debt levels and decreased interest rates, as a result of the refinancing of our senior subordinated notes and the amendment and restatement of our senior credit facility, both in October 2001, the repurchase of $30.0 million in aggregate principal amount of our senior subordinated notes in the first quarter of fiscal 2002 and the refinancing of our senior credit facility in August 2002, contributed to the reduction in interest expense.

We recognized $3.1 million in equity in loss of unconsolidated affiliates for fiscal 2001 from our former limited partner interest in a limited partnership, which operated retail pet food and supplies stores in Canada. We accounted for our investment in the limited partnership using the equity method as we did not exercise control over the limited partnership, and we recorded our proportionate share of earnings or loss according to the partnership agreement through January 28, 2002, when we terminated our relationship with the partnership.

We had income tax expense of $25.2 million in fiscal 2002 compared with an income tax benefit of $2.2 million in fiscal 2001. Our effective tax rate before non-recurring costs was 39.0% in fiscal 2002 and our effective tax rate before equity in loss of unconsolidated affiliates and non-deductible merger and non-recurring costs was 39.0% in fiscal 2001. We did not recognize any tax benefits from our equity in loss of unconsolidated affiliates in fiscal 2001 and we did not recognize any tax benefits related to certain expenses, including stock-based compensation, in fiscal 2002, resulting in effective tax rates before extraordinary item of 42.4% tax expense and 18.3% tax benefit in fiscal 2002 and fiscal 2001, respectively.

We repurchased $30.0 million of our 10.75% senior subordinated notes due 2011 in fiscal 2002, resulting in an extraordinary loss upon early repurchase of $2.0 million (net of income tax benefit of $1.3 million.)

We redeemed our 13% senior subordinated notes due 2010 in fiscal 2001, resulting in an extraordinary loss upon early redemption of $12.1 million (net of income tax benefit of $7.4 million). We retired approximately $71 million of our term loan facilities in fiscal 2001 resulting in an extraordinary loss upon early retirement of $0.8 million (net of tax benefit of $0.5 million).

Net earnings were $32.1 million in fiscal 2002, compared with a net loss of $22.8 million in fiscal 2001. Our results include merger and non-recurring costs, the write-off and settlement related to our former Canadian investment, management fees pursuant to a management services agreement that was terminated in connection with our initial public offering, the non-cash stock-based compensation charge, litigation settlement, equity in loss of unconsolidated affiliates and extraordinary item, all net of tax, totaling $19.8 million and $52.7 million in fiscal 2002 and fiscal 2001, respectively.

The holders of our series A preferred stock and our series B preferred stock were entitled to receive dividends at a rate of 14% and 12%, respectively. We were not required to pay these dividends in cash. The dividends that were not paid in cash compounded quarterly. The dividends earned were added to the principal balance of the preferred stock, with a corresponding deduction in net income available to common stockholders. All of the preferred stock was redeemed in the first quarter of fiscal 2002 in connection with our initial public offering.

Fiscal Year Ended February 2, 2002 Compared with Fiscal Year Ended February 3, 2001

Net sales increased 13.0% to $1.30 billion for fiscal 2001, which consisted of 52 weeks, from $1.15 billion for fiscal 2000, which consisted of 53 weeks. The increase in net sales for fiscal 2001 resulted primarily from the addition of 50 stores, partially offset by the closure of 17 stores, of which 11 were relocated, and a comparable store net sales increase of 8.6%, partially offset by the fact that fiscal 2000 was a 53-week year. The comparable store net sales increase was attributable to maturing stores, increased marketing and merchandising efforts and increased customer traffic. The increase in comparable store net sales accounted for approximately $95.4 million, or 63.7%, of the net sales increase, and $54.3 million, or 36.3%, was attributable primarily to the net increase in our store base. During the first quarter of fiscal 2000, the distribution of Iams brand pet food was broadened beyond specialty stores into supermarkets, warehouse clubs and mass merchants. Iams brand pet food represented approximately 9% of our net sales in fiscal 1999. The broadening of distribution of Iams brand pet food negatively impacted comparable store net sales by approximately 3% during both fiscal

2000 and the first quarter of fiscal 2001. For the second, third and fourth fiscal quarters of 2001, following the anniversary of the broadening of distribution of Iams brand pet food, the increases in comparable store net sales were 10.1%, 7.5% and 9.0%, respectively. Comparable store net sales in the third fiscal quarter of 2001 were modestly impacted by the September 11th terrorist attacks and, to a lesser extent, by weakening economic conditions.

Gross profit, defined as net sales less the cost of sales including store occupancy costs, increased $57.7 million, or 17.3%, to $391.8 million for fiscal 2001, from $334.1 million for fiscal 2000. Gross profit as a percentage of net sales increased to 30.1% for fiscal 2001, from 29.0% in the prior year period. The majority of this increase in gross profit margin is due to the shift in the sales mix from lower-margin pet food sales to higher-margin categories, such as companion animals, toys and supplies; greater purchasing leverage; and increased leverage of occupancy costs, partially offset by increases in accruals for merchandise shrink. Our reduced sales of Iams brand pet food due to its broader availability accelerated the shift in sales mix contributing to the gross margin increase. The increase in gross margin was offset by $3.0 million of non-cash stock-based compensation based on the deemed fair value of our common stock as a result of our initial public offering.

Selling, general and administrative expenses increased $41.3 million, or 15.7%, to $305.0 million for fiscal 2001 from $263.7 million for fiscal 2000. The increase was due primarily to increased personnel and related costs associated with supporting increased sales and new store openings and increased marketing and advertising costs. As a percentage of net sales, these expenses increased to 23.5% for fiscal 2001 from 22.9% in the prior year period. The increase for fiscal 2001 was primarily due to costs related to increased support functions and transition costs for the post-acquisition integration of Internet operations and increased insurance costs.

Management fees under our management services agreement, entered into in connection with our leveraged recapitalization in October 2000, were $3.1 million for fiscal 2001 as compared to $1.0 million in fiscal 2000.

Non-cash stock-based compensation, based on the deemed fair value of our common stock as a result of our initial public offering, was $14.4 million for fiscal 2001.

We previously owned a non-controlling limited partnership interest in Canadian Petcetera Limited Partnership, which operated retail pet food and supplies stores in Canada. On January 28, 2002, we terminated our relationship with the partnership. Accordingly, we recorded $37.0 million for the write-off of our Canadian investment in the fourth fiscal quarter of 2001, consisting of the write-off of approximately $26.7 million, which represented the carrying value of our investment and related assets as of the termination date, and approximately $10.3 million of settlement expense as a result of the settlement of a dispute between us and the other partners of the partnership.

Merger and non-recurring costs of $0.4 million were recorded in fiscal 2001. These costs consisted of an additional loss of $0.3 million to sub-lease an acquired facility that was previously closed and additional legal costs of $0.1 million related to our leveraged recapitalization.

Merger and non-recurring costs of $55.9 million were recorded in fiscal 2000. These costs consisted of $19.8 million of leveraged recapitalization transaction costs, compensation expense of $22.2 million related to the repurchase of outstanding options for common stock in our leveraged recapitalization, the write-off of $10.2 million with respect to our investment in Petopia.com and $3.7 million in expenses related to the settlement of existing shareholder lawsuits and shareholder lawsuits related to our leveraged recapitalization.

Operating income was $31.8 million in fiscal 2001, or 2.4% of net sales, compared with operating income of $13.4 million in fiscal 2000, or 1.2% of net sales. Operating income includes merger and non-recurring costs of $0.4 million and $55.9 million in fiscal 2001 and fiscal 2000, respectively, the $37.0 million write-off and settlement related to our former Canadian investment in fiscal 2001, management fees of $3.1 million and $1.0 million in fiscal 2001 and 2000, respectively, pursuant to a management services agreement that was terminated in connection with our initial public offering, the $17.4 million non-cash stock-based compensation charge in fiscal 2001 and the $5.5 million impact of the 53rd week in fiscal 2000. Also included in operating income for fiscal 2001 is an operating loss of $2.0 million for Internet operations and transition costs related to Internet operations of $0.5 million.

Net interest expense was $40.8 million in fiscal 2001 compared with net interest expense of $23.0 million in fiscal 2000. Increased borrowings in fiscal 2001, related to our leveraged recapitalization, led to the increase in interest expense.

We recognized $3.1 million in equity in loss of unconsolidated affiliates for fiscal 2001 from our former limited partner interest in a limited partnership, which operated retail pet food and supplies stores in Canada. We accounted for our investment in the limited partnership using the equity method as we did not exercise control over the limited partnership, and we recorded our proportionate share of earnings or loss according to the partnership agreement.

We recorded a loss of $4.5 million for Internet operations and equity in loss of unconsolidated affiliates for fiscal 2000. This primarily non-cash loss consists of $11.5 million of equity in the losses of Petopia.com, partially offset by $10.3 million we earned for our support of Petopia.com principally under the terms of our strategic alliance agreement, net of related expenses, the write-off of $1.3 million in receivables due from Petopia.com due to Petopia.com's pending liquidation, transition costs of $1.5 million incurred in relocating Petopia.com's operating assets to our national support center following our acquisition of certain operating assets of Petopia.com and equity in loss of unconsolidated affiliates of $0.5 million related to our former investment in a Canadian limited partnership. We acquired certain operating assets of Petopia.com in the fourth quarter of fiscal 2000 and the results of our Internet operations are included in our consolidated results for fiscal 2001.

We had an income tax benefit of $2.2 million in fiscal 2001 compared with income tax expense of $5.0 million in fiscal 2000. Our effective tax rate before equity in loss of unconsolidated affiliates and non-deductible merger and non-recurring costs was 39.0% in fiscal 2001. Our effective tax rate before equity in loss of unconsolidated affiliates was 39.5% in fiscal 2000. We did not recognize any tax benefits from our equity in loss of unconsolidated affiliates, resulting in effective tax rates before extraordinary item of 18.3% tax benefit and (35.3%) tax expense in fiscal 2001 and fiscal 2000, respectively.

We redeemed our 13% senior subordinated notes due 2010 in fiscal 2001, resulting in an extraordinary loss upon early redemption of $12.1 million (net of income tax benefit of $7.4 million). We retired approximately $71 million of our term loan facilities in fiscal 2001 resulting in an extraordinary loss upon early retirement of $0.8 million (net of tax benefit of $0.5 million).

We retired a credit facility in fiscal 2000 in connection with our leveraged recapitalization and related unamortized debt issuance costs were written off, resulting in an extraordinary loss of $1.3 million (net of income tax benefit of $0.8 million).

Net loss was $22.8 million in fiscal 2001, compared with net loss of $20.3 million in fiscal 2000. Our results include merger and non-recurring costs, the write-off and settlement related to our former Canadian investment, management fees pursuant to a management services agreement that was terminated in connection with our initial public offering, the non-cash stock-based compensation charge, internet operations and equity in loss of unconsolidated affiliates and extraordinary item, all net of tax, totaling $52.7 million and $46.3 million in fiscal 2001 and fiscal 2000, respectively, and the $2.9 million impact of the 53rd week in fiscal 2000.

The holders of our series A preferred stock and our series B preferred stock were entitled to receive dividends at a rate of 14% and 12%, respectively. We were not required to pay these dividends in cash. The dividends that were not paid in cash compounded quarterly. The dividends earned were added to the principal balance of the preferred stock, with a corresponding deduction in net income available to common stockholders. All of the preferred stock was redeemed in the first quarter of fiscal 2002 in connection with our initial public offering.

Liquidity and Capital Resources

We have financed our operations and expansion program through internal cash flow, external borrowings and the sale of equity securities. At February 1, 2003, total assets were $554.9 million, $283.6 million of which were current assets. Net cash provided by operating activities was $55.9 million, $79.8 million and $133.5 million for fiscal 2000, 2001 and 2002, respectively. Our sales are substantially on a cash basis. Therefore, cash flow generated from operating stores provides a significant source of liquidity. We use operating cash principally to make interest payments on our debt and to purchase inventory. A portion of our inventory purchases is financed through vendor credit terms. We are highly leveraged following our leveraged recapitalization in October 2000, and we use cash generated from operating activities to service the increased debt levels.

We use cash in investing activities to purchase fixed assets for new stores, to acquire stores, to remodel certain existing stores and, to a lesser extent, to purchase warehouse and office fixtures, equipment and computer hardware and software in support of our distribution and administrative functions. We estimate that our purchases of fixed assets for fiscal 2003 will be approximately $90 million to $95 million, which includes the estimated cost of purchasing a new national support center facility and remodeling up to 50 stores into our millennium format. We invested $9.5 million and $9.7 million in an affiliate in fiscal 2000 and 2001, respectively. The affiliate was a limited partnership that operated retail pet food and supplies stores in Canada. We did not make any investments in affiliates in fiscal 2002. Cash used in investing activities was $72.6 million, $60.3 million and $56.0 million for fiscal 2000, 2001 and 2002, respectively.

We have also financed some of our purchases of equipment and fixtures through capital lease and other obligations. No purchases of fixed assets were financed in this manner during fiscal 2000 or 2001. Purchases of $1.1 million were financed in this manner during fiscal 2002.

During fiscal 2000, we completed one acquisition of a retailer of pet food and supplies in a transaction accounted for as a purchase. The aggregate fair value of assets acquired and the net cash invested in the business was $12.6 million. The excess of the aggregate cost over the fair value of net assets acquired was $10.9 million, which was recorded as goodwill.

During fiscal 2000, we completed the acquisition of certain operating assets of Petopia.com in a transaction accounted for as a purchase. The aggregate fair value of assets acquired was $3.8 million. The excess of the aggregate cost over the fair value of net assets acquired was $3.1 million, which was recorded as goodwill.

On October 2, 2000, we completed our leveraged recapitalization. In the transaction, each issued and outstanding share of our common stock was cancelled and converted automatically into the right to receive $22.00 in cash, with the exception of 134,351 shares retained by members of our management. As a result of subsequent stock splits, these 134,351 shares now represent 5,911,444 shares of common stock. In the leveraged recapitalization, we issued an aggregate of $195.0 million in common stock and preferred stock and $120.0 million of senior subordinated debt, entered into a $350.0 million senior credit facility, retired debt under the then existing credit facility and repurchased substantially all of our outstanding common stock for an aggregate of $463.4 million. Net proceeds from the issuance of new shares of common stock in the leveraged recapitalization was $15.9 million. This transaction was accounted for as a recapitalization and as such, a step-up of assets to fair market value was not required.

In October 2001, we issued $200 million of our 10.75% senior subordinated notes due November 2011 and amended and restated our senior credit facility. We used the proceeds from the issuance of our 10.75% senior subordinated notes to repay all of our then outstanding 13% senior subordinated notes due 2010 and retired approximately $71 million of the term loan facilities under our senior credit facility. As a result of the retirement and other amendments to the credit facility, the total commitment under our senior credit facility was reduced to $270 million, consisting of a $75.0 million revolving credit facility and a $195.0 million term loan facility.

In August 2002, we refinanced our term loan facility so that the senior credit facility now consists of a $75.0 million revolving credit facility and a $193.5 million term loan facility for a total commitment of $268.5 million. Our senior credit facility expires between October 2, 2006 and October 2, 2008, and the agreement governing our senior credit facility contains certain affirmative and negative covenants related to, among other things, indebtedness, interest and fixed charges coverage and consolidated net worth. At February 1, 2003, we were in full compliance with all of these covenants, the outstanding balance of our term loan facility was $192.5 million, and there were no borrowings on our revolving credit facility, which has $62.2 million of available credit.

On February 3, 2003, we entered into a limited waiver and third amendment to our senior credit facility. The lenders waived provisions requiring the repayment of our term loans with the proceeds of a public offering, if the proceeds of the offering to us are at least $40 million and we use the proceeds to redeem or repurchase up to $40 million in principal amount of our 10.75% senior subordinated notes. The waiver expires if the public offering is not completed on or before May 31, 2003. Additionally, the amendment allows us to redeem or repurchase from time to time up to an additional $50 million of our 10.75% senior subordinated notes.

We may from time to time seek to retire some or all of our senior subordinated notes in open market purchases, negotiated transactions or otherwise. The scope of such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Such repurchases may have a material effect on our liquidity, financial condition and results of operations.

On February 27, 2002, we completed an initial public offering of our common stock. We received net proceeds of approximately $272.5 million from the offering of 15,500,000 shares of our common stock, including 1,000,000 shares of our common stock pursuant to the subsequent exercise of the underwriters' over-allotment option. We used approximately $239.8 million of the net proceeds of our initial public offering to redeem in full all of our then outstanding shares of series A and series B preferred stock and used approximately $32.7 million of the net proceeds of our initial public offering plus approximately $1.8 million in cash-on-hand to repurchase $30.0 million in aggregate principal amount of our senior subordinated notes at 110.5% of their face value plus accrued interest.

Our primary long-term capital requirement is funding for the opening or acquisition of stores as well as the remodeling of certain existing stores. Cash flows used in financing activities were $1.3 million, $1.3 million and $4.8 million in fiscal 2000, 2001 and 2002, respectively. In fiscal 2000, 2001 and 2002, net proceeds of $16.9 million, $0.1 million and $273.1 million, respectively, were generated from sales of common stock. In fiscal 2000, net proceeds of $107.4 million, $75.7 million and $1.1 million, respectively, were generated by the issuance of our series A senior redeemable exchangeable cumulative preferred stock, our series B junior redeemable cumulative preferred stock and common stock warrants. In fiscal 2002, we used $239.8 million to redeem our series A senior preferred stock and our series B junior preferred stock and approximately $32.7 million, plus approximately $1.8 million in cash-on-hand, to repurchase $30.0 million in aggregate principal amount of our senior subordinated notes at 110.5% of their face amount plus accrued interest, leaving $170.0 million in aggregate principal amount of our senior subordinated notes outstanding. Remaining cash flows provided by financing activities were borrowings under long-term debt agreements, net of repayment of long-term debt agreements and other obligations. Cash flows from financing activities were used to fund our expansion program and working capital requirements.

As of February 1, 2003, we had available net operating loss carryforwards of $19.3 million for federal income tax purposes, which begin expiring in 2012, and $20.0 million for state income tax purposes, which begin expiring in 2010.

We anticipate that funds generated by operations and funds available under the credit facility will be sufficient to finance our continued operations and planned store openings at least through fiscal 2003.

Contractual Obligations and Commercial Commitments

The following summarizes our contractual obligations and other commitments at February 1, 2003, and the effect such obligations could have on our liquidity and cash flow in future periods:

	Payments Due				
	Less Than 1 Year	Years 2 to 3	Years 4 to 5	Thereafter	Total
	(dollars in thousands)				
Long-term debt	$ 2,000	$ 4,000	$119,000	$237,500	$ 362,500
Capital lease and other obligations	450	896	1,757	—	3,103
Operating leases	141,470	253,227	208,190	474,080	1,076,967
Total contractual cash obligations	$143,920	$258,123	$328,947	$711,580	$1,442,570

New Accounting Standards

In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 143, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs would be capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a company will recognize a gain or loss on settlement. The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002. We do not expect implementation of SFAS No. 143 to have a significant effect on our results of operation or consolidated financial condition.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002*, which is effective for fiscal years beginning after May 15, 2002. SFAS No. 145 rescinds SFAS No. 4 which required that all gains and losses from extinguishment of debt be aggregated, and if material, classified as an extraordinary item. As a result, gains and losses from debt extinguishment are to be classified as extraordinary only if they meet the criteria set forth in Accounting Principles Board Opinion No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. SFAS No. 145 also requires that sale-leaseback accounting be used for capital lease modifications with economic effects similar to sale-leaseback transactions. Upon implementation of SFAS No. 145 we will be required to reclassify our extraordinary losses on early extinguishment of debt in our consolidated statement of operations for all periods presented.

In January 2003, the FASB's Emerging Issues Task Force, or EITF, reached a consensus on Issue 02-16, *Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor.* Issue 02-16 provides guidance on how a customer should account for cash consideration received from a vendor. The transition provisions apply prospectively to arrangements entered into or modified subsequent to December 31, 2002 and would require all amounts received from vendors to be accounted for as a reduction of the cost of the products purchased unless certain criteria are met to allow presentation as a reduction of advertising expense. We will adopt the provisions of Issue 02-16 in the first quarter of fiscal 2003. While we have not completed our final analysis, the adoption of Issue 02-16 may have a material impact on the classification and timing of recognition of vendor consideration in our consolidated statement of operations.

In November 2002, the FASB published interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which we refer to as FIN 45. FIN 45 expands on the accounting guidance of statements No. 5, 57 and 107 and incorporates without change the provisions of FASB interpretation No. 34, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. FIN 45 also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements with respect to interim or annual periods ending after December 15, 2002. We adopted the provisions of FIN 45 in fiscal 2002. Our adoption of FIN 45 had no impact on our results of operations or disclosures in our financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, an amendment of SFAS No. 123. The purpose of the amendment is to enable companies that choose to adopt the fair value based method of accounting for stock-based compensation to report the full effect of employee stock options in their financial statements immediately upon adoption. We will continue to apply the disclosure-only provisions of SFAS No. 123. See Note 1 and Note 10 of the Notes to the Consolidated Financial Statements for additional information regarding our accounting for stock options. The transition provisions are effective for fiscal years ending after December 15, 2002. We adopted the annual disclosure provision of SFAS No. 148 in fiscal 2002. The interim disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002, which we will adopt in the first quarter of fiscal 2003.

In January 2003, the FASB published interpretation No. 46, *Consolidation of Variable Interest Entities,* which we refer to as FIN 46, to clarify the conditions under which assets, liabilities and activities of another entity should be consolidated into the financial statements of a company. FIN 46 requires the consolidation of a variable interest entity (including a special purpose entity such as that utilized in an accounts receivable securitization transaction) by a company that bears the majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the variable interest entity's residual returns or both. The provisions of FIN 46 are required to be adopted in fiscal 2003. We do not believe the adoption of FIN 46 will have a material impact on our financial position or results of operations.

Critical Accounting Principles and Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate these estimates, including those related to inventories, asset impairment, accruals for self-insurance and compensation and related benefits, allowance for doubtful accounts and accounting for income taxes. We state these accounting policies in the notes to our consolidated financial statements and at relevant sections in this discussion and analysis. These estimates are based on the information that is currently available and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

We assess our inventory for estimated obsolescence or unmarketable inventory and write down the difference between the cost of inventory and the estimated market value based upon assumptions about future sales and supply on-hand. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of assets or the strategy for our overall business;
- significant negative industry or economic trends; or
- store closings.

When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we record an impairment charge based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

We have recorded significant amounts of goodwill resulting from the acquisitions we have completed. Through February 2, 2002, we amortized goodwill on a straight-line basis over useful lives ranging from three to fifteen years. As a result of the adoption of SFAS No. 142, on February 3, 2002, we ceased amortizing goodwill. During the second quarter of 2002, we completed our transitional impairment analysis to assess the recoverability of the goodwill and recorded $0.3 million of goodwill impairment, in accordance with the provisions of SFAS No. 142. Based upon this analysis, we allocated all remaining goodwill to the individual stores open at the time of acquisition. At least annually, we will perform an analysis estimating fair value using the present value of estimated future cash flows and will record an impairment charge for stores with allocated goodwill in excess of its fair value.

We maintain an accrual for self-insured workers compensation costs, which is classified in accrued salaries and employee benefits in our consolidated balance sheets. We determine the adequacy of these accruals by periodically evaluating our historical experience and trends related to workers compensation claims and payments, information provided to us by our insurance broker, and industry experience and trends. All estimates of ultimate loss and loss adjustment expense, and resulting reserves, are subject to inherent variability caused by the nature of the insurance process. The potentially long period of time between the occurrence of an accident and the final resolution of a claim and the possible effects of changes in the legal, social and economic environments contribute to this variability. Actual results should be expected to vary from estimated results and such variation could be substantial.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability to collect receivables, most of which are due from vendors. We determine the adequacy of this allowance by continually evaluating individual receivables, considering the vendor's financial condition, and current economic conditions. If the financial condition of our vendors were to deteriorate, resulting in their inability to make payments, additional allowances may be required.

We estimate our income taxes in each of the jurisdictions in which we operate. This involves estimating our actual current taxes and assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We also assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. The valuation allowance is based on our estimates of taxable income in the jurisdictions in which we operate and the period over which our deferred tax assets will be recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

At February 1, 2003 and February 2, 2002, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance, variable interest or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Inflation

Although we cannot accurately anticipate the effect of inflation on our operations, we do not believe that inflation has had, or is likely in the foreseeable future to have, a material impact on our net sales or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to our operations result primarily from changes in short-term London Interbank Offered Rates, or LIBOR, as our senior credit facility utilizes a portfolio of short-term LIBOR contracts. These LIBOR contracts are fixed rate instruments for a period of between one and six months, at our discretion. Our portfolio of LIBOR contracts vary in length and interest rate, such that adverse changes in short-term interest rates could affect our overall borrowing rate when contracts are renewed. We entered into a $75.0 million interest rate collar agreement, or hedge, in December 2000 to offset this interest rate risk. We do not enter into derivative financial instruments for trading or speculative purposes. This hedge expired in December 2002 with no further liability. Changes in the intrinsic value of the hedge were recorded as accumulated other comprehensive income (loss). Amounts received or paid under the hedge were recorded as reductions of or additions to interest expense. We periodically evaluate alternative hedging strategies, although currently we have no hedges outstanding.

All of the $192.5 million in debt under our senior credit facility as of February 1, 2003 was subject to variable interest rate fluctuations. Based on this debt level, a hypothetical 10% increase in LIBOR from the applicable rate at February 1, 2003 would increase net interest expense by approximately $0.3 million on an annual basis, and likewise would decrease both earnings and cash flows for that annual period by a corresponding amount. We cannot predict market fluctuations in interest rates and their impact on debt, nor can there be any assurance that long-term fixed-rate debt will be available at favorable rates, if at all. Consequently, future results may differ materially from estimated results due to adverse changes in interest rates or debt availability.

We did not have any material foreign exchange or other significant market risk at February 1, 2003.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	February 2, 2002	February 1, 2003
ASSETS (note 5)		
Current assets:		
Cash and cash equivalents	$ 36,215	$108,937
Receivables	9,694	14,303
Inventories	128,991	138,410
Deferred tax assets (note 11)	26,287	14,492
Other	8,249	7,459
Total current assets	209,436	283,601
Fixed assets (note 7):		
Equipment	147,295	173,048
Furniture and fixtures	80,526	92,768
Leasehold improvements	158,731	171,925
	386,552	437,741
Less accumulated depreciation and amortization	(175,420)	(219,299)
	211,132	218,442
Debt issuance costs	6,086	5,724
Goodwill	40,928	40,644
Other assets	5,990	6,444
	$ 473,572	$554,855
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 52,223	$ 61,308
Accrued expenses	49,289	65,091
Accrued salaries and employee benefits	32,943	41,740
Current portion of long-term debt (note 5)	2,000	2,000
Current portion of capital lease and other obligations (note 7)	4,552	411
Total current liabilities	141,007	170,550
Long-term debt, excluding current portion (note 5)	192,500	190,500
Senior subordinated notes payable (note 6)	200,000	170,000
Capital lease and other obligations, excluding current portion (note 7)	2,105	2,630
Deferred tax liability (note 11)	6,219	13,268
Deferred rent and other liabilities	18,166	18,990
Total liabilities	559,997	565,938
Preferred stock (note 8):		
$.01 par value, 500 and 5,000 shares authorized at February 2, 2002 and February 1, 2003, respectively, 111 and 78 shares issued and outstanding at February 2, 2002		
14% Series A senior redeemable preferred stock	130,038	—
12% Series B junior redeemable preferred stock	89,244	—
Stockholders' equity (deficit) (notes 9 and 10):		
Common stock, $.001 par value, 250,000 shares authorized at February 1, 2003 and 39,117 and 57,373 shares issued and outstanding at February 2, 2002 and February 1, 2003, respectively	39	57
Additional paid-in capital	(187,380)	65,179
Deferred compensation	(8,439)	—
Accumulated deficit	(108,460)	(76,319)
Accumulated comprehensive loss	(1,467)	—
Total stockholders' deficit	(305,707)	(11,083)
Commitments and contingencies (notes 5, 6, 7 and 14)	$ 473,572	$554,855

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended		
	February 3, 2001	February 2, 2002	February 1, 2003
Net sales	$1,151,178	$1,300,949	$1,476,634
Cost of sales and occupancy costs	817,084	909,186	1,016,249
Gross profit	334,094	391,763	460,385
Selling, general and administrative expenses	263,713	304,967	343,752
Management fees and termination costs	1,040	3,120	12,760
Stock-based compensation and other costs	—	14,350	8,388
Litigation settlement	—	—	3,497
Write-off of Canadian investment (note 4)	—	37,035	—
Merger and non-recurring costs (note 3)	55,928	445	—
Operating income	13,413	31,846	91,988
Interest income	(1,551)	(612)	(801)
Interest expense	24,522	41,449	33,467
Earnings (loss) before Internet operations and equity in loss of unconsolidated affiliates, income taxes and extraordinary item	(9,558)	(8,991)	59,322
Internet operations and equity in loss of unconsolidated affiliates (note 4)	(4,543)	(3,083)	—
Earnings (loss) before income taxes and extraordinary item	(14,101)	(12,074)	59,322
Income taxes (benefit) (note 11)	4,974	(2,215)	25,177
Earnings (loss) before extraordinary item	(19,075)	(9,859)	34,145
Extraordinary item—loss on extinguishment of debt (net of income tax benefit of $825, $7,888 and $1,332, respectively) (notes 5 and 6)	(1,264)	(12,942)	(2,004)
Net earnings (loss)	(20,339)	(22,801)	32,141
Increase in carrying amount and premium on redemption of preferred stock	(8,486)	(27,745)	(20,487)
Net earnings (loss) available to common stockholders	$ (28,825)	$ (50,546)	$ 11,654
Basic earnings (loss) per common share:			
Earnings (loss) before extraordinary item	$ (0.05)	$ (0.98)	$ 0.24
Extraordinary loss on early extinguishment of debt	—	(0.34)	(0.03)
Earnings (loss) per common share	$ (0.05)	$ (1.32)	$ 0.21
Diluted earnings (loss) per common share:			
Earnings (loss) before extraordinary item	$ (0.05)	$ (0.98)	$ 0.24
Extraordinary loss on early extinguishment of debt	—	(0.34)	(0.04)
Earnings (loss) per common share	$ (0.05)	$ (1.32)	$ 0.20
Shares used for computing basic earnings (loss) per share	632,162	38,429	56,094
Shares used for computing diluted earnings (loss) per share	632,162	38,429	56,906

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands)

	Common Stock		Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Other Comprehensive Loss	Total Stockholders' Equity/ (Deficit)
	Shares	Amount					
Balances at January 29, 2000	928,708	$928	$ 270,282	$ —	$ (65,320)	$ —	$ 205,890
Exercise of options	4,690	5	1,096	—	—	—	1,101
Issuance of common stock	31,988	32	15,841	—	—	—	15,873
Repurchase and retirement of common stock	(927,192)	(927)	(462,500)	—	—	—	(463,427)
Note receivable from officer for exercise of options	—	—	(85)	—	—	—	(85)
Issuance of common stock warrants	—	—	1,066	—	—	—	1,066
Accretion of redeemable preferred stock	—	—	(8,486)	—	—	—	(8,486)
Net loss	—	—	—	—	(20,339)	—	(20,339)
Balances at February 3, 2001	38,194	$ 38	$(182,786)	$ —	$ (85,659)	$ —	$(268,407)
Exercise of options	923	1	123	—	—	—	124
Amortization of deferred compensation (net)	—	—	23,934	(9,288)	—	—	14,646
Amortization of deferred compensation	—	—	—	849	—	—	849
Notes receivable from stockholders for exercise of options	—	—	(906)	—	—	—	(906)
Accretion of redeemable preferred stock	—	—	(27,745)	—	—	—	(27,745)
Unrealized loss on hedge	—	—	—	—	—	(1,467)	(1,467)
Net loss	—	—	—	—	(22,801)	—	(22,801)
Balances at February 2, 2002	39,117	$ 39	$(187,380)	$(8,439)	$(108,460)	$(1,467)	$(305,707)
Exercise of options	639	1	651	—	—	—	652
Issuance of common stock	15,500	15	272,496	—	—	—	272,511
Exercise of warrants	2,132	2	(2)	—	—	—	—
Retirement of stock	(15)	—	(19)	—	—	—	(19)
Amortization of deferred compensation (net)	—	—	(290)	8,439	—	—	8,149
Payments on notes receivable from stockholders for exercise of options	—	—	210	—	—	—	210
Accretion and premium on redemption of redeemable preferred stock	—	—	(20,487)	—	—	—	(20,487)
Unrealized gain on hedge	—	—	—	—	—	1,467	1,467
Net earnings	—	—	—	—	32,141	—	32,141
Balances at February 1, 2003	57,373	$ 57	$ 65,179	$ —	$ (76,319)	$ —	$ (11,083)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended		
	February 3, 2001	February 2, 2002	February 1, 2003
Cash flows from operating activities:			
Net earnings (loss)	$(20,339)	$(22,801)	$ 32,141
Depreciation and amortization	48,100	51,694	51,939
Provision for deferred and other taxes	658	(10,982)	18,342
Internet operations and equity in loss of unconsolidated affiliates	4,543	3,083	—
Stock-based compensation	—	17,351	8,651
Non-cash write-off of investment in affiliate	10,206	26,093	—
Non-cash write-off of debt issuance costs	2,089	12,430	186
Changes in assets and liabilities, net of effects of purchase acquisitions:			
Receivables	(1,391)	(1,383)	(4,609)
Inventories	(2,813)	(6,787)	(9,419)
Other assets	(1,229)	(843)	699
Accounts payable	(3,622)	6,712	9,085
Accrued expenses	16,084	(2,243)	17,642
Accrued salaries and employee benefits	5,214	9,430	8,797
Deferred rent and other liabilities	(1,596)	(1,995)	72
Net cash provided by operating activities	55,904	79,759	133,526
Cash flows from investing activities:			
Additions to fixed assets	(46,521)	(56,235)	(56,209)
Investment in affiliate	(9,510)	(9,728)	—
Net cash invested in acquisitions of businesses	(16,407)	—	—
Net (loans) repayments to/from employees	—	(906)	210
Repayment of loan to affiliate	—	6,545	—
Change in other assets	(197)	—	—
Net cash used in investing activities	(72,635)	(60,324)	(55,999)
Cash flows from financing activities:			
Borrowings under long-term debt agreements	397,521	215,650	—
Repayment of long-term debt agreements	(117,175)	(210,150)	(32,000)
Debt issuance costs	(11,254)	(1,210)	(1,465)
Repayment of capital lease and other obligations	(7,955)	(5,678)	(4,715)
Repurchase of common stock	(463,427)	—	—
Net proceeds from the issuance of common stock	16,889	124	273,144
Net proceeds from the issuance of Series A redeemable preferred Stock	107,376	—	—
Net proceeds from the issuance of Series B redeemable preferred Stock	75,675	—	—
Repayment of Series A redeemable preferred Stock	—	—	(142,231)
Repayment of Series B redeemable preferred Stock	—	—	(97,538)
Proceeds from the issuance of common stock warrants	1,066	—	—
Net cash used in financing activities	(1,284)	(1,264)	(4,805)
Net increase/(decrease) in cash and cash equivalents	(18,015)	18,171	72,722
Cash and cash equivalents at beginning of year	36,059	18,044	36,215
Cash and cash equivalents at end of year	$ 18,044	$ 36,215	$108,937
Supplemental cash flow disclosures:			
Interest paid on debt	$ 13,734	$ 42,989	$ 32,884
Income taxes paid	$ 6,052	$ 2,673	$ 1,390
Supplemental disclosure of non-cash financing activities:			
Additions to capital leases	$ —	$ —	$ 1,101

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 3, 2001, February 2, 2002 and February 1, 2003
(In thousands, except per share data or as otherwise noted)

1. Summary of Significant Accounting Policies

(a) Description of Business:

PETCO Animal Supplies, Inc. (the "Company" or "PETCO") a Delaware corporation, is a national specialty retailer of premium pet food, supplies and services with stores in 43 states and the District of Columbia.

(b) Basis of Presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Common Stock Split:

Following the recapitalization transaction described in Note 2, the Company effected a 22-for-1 split of its common stock. Historical share information prior to the recapitalization transaction has been retroactively restated to reflect the stock split for all periods presented.

Additionally, prior to the completion of the Company's initial public offering on February 27, 2002, the Company effected a 2-for-1 stock split of its common stock. All share information in the consolidated financial statements has been retroactively restated to reflect the stock split for all periods presented.

(d) Fiscal Year:

The Company's fiscal year ends on the Saturday closest to January 31, resulting in years of either 52 or 53 weeks. The fiscal year ended February 3, 2001 consisted of 53 weeks. All other fiscal years presented herein consisted of 52 weeks. All references to a fiscal year refer to the fiscal year ending on the Saturday closest to January 31 of the following year.

(e) Cash Equivalents:

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

(f) Inventories:

Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

(g) Pre-opening Costs:

Costs incurred in connection with opening new stores are expensed as incurred.

(h) Fixed Assets:

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to ten years. Equipment under capital leases is stated at the present value of minimum lease payments at the inception of the lease. Amortization is

1. Summary of Significant Accounting Policies (Continued)

computed using the straight-line method over the lesser of the lease term or the estimated useful lives of the assets, generally five to fifteen years.

(i) Goodwill and Long-Lived Assets:

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*, which supersede Accounting Principles Board Opinion 17, *Intangible Assets*. SFAS No. 141 requires that all business combinations be accounted for under the purchase method. The statement further requires separate recognition of intangible assets that meet one of two criteria set forth in the statement. This statement applies to all business combinations initiated after June 30, 2001. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are tested at least annually for impairment. Separable intangible assets with defined lives will continue to be amortized over their useful lives. The provisions of SFAS No. 142 apply to goodwill and intangible assets acquired before and after the statement's effective date. SFAS No. 142 required the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company completed its assessment based on an analysis of estimated fair value using a discounted cash flow method with an interest rate based on an analysis of industry surveys, and recorded $284 of transitional goodwill impairment in fiscal 2002. The impact of this change in accounting principle is not material to the consolidated financial statements and, accordingly, the effect of this change is included in selling, general and administrative expenses in the accompanying consolidated statements of operations. At least annually, we will perform an impairment analysis and will record an impairment charge for any store with allocated goodwill in excess of its fair value. Non-compete agreements, which comprise all of the Company's intangible assets with defined lives, had a carrying value of $517 and $273 and accumulated amortization of $1,513 and $1,757 at February 2, 2002 and February 1, 2003, respectively.

The effect of adoption of SFAS No. 142 on the reported net earnings (loss) for the periods presented is as follows:

	Years Ended		
	February 3, 2001	February 2, 2002	February 1, 2003
Net earnings (loss) available to common stockholders as reported	$(28,825)	$(50,546)	$11,654
Add back goodwill impairment, net of tax	—	—	173
Add back amortization of goodwill, net of tax	2,766	3,045	—
Net earnings (loss) available to common stockholders as adjusted	$(26,059)	$(47,501)	$11,827
Basic net earnings loss) per common share:			
Net earnings (loss) as reported	$ (0.05)	$ (1.32)	$ 0.21
Add back amortization and impairment of goodwill	0.01	0.08	—
Net earnings (loss) as adjusted	$ (0.04)	$ (1.24)	$ 0.21
Diluted net earnings (loss) per common share:			
Net earnings (loss) as reported	$ (0.05)	$ (1.32)	$ 0.20
Add back amortization and impairment of goodwill	0.01	0.08	0.01
Net earnings (loss) as adjusted	$ (0.04)	$ (1.24)	$ 0.21

	Years Ended		
	February 3, 2001	February 2, 2002	February 1, 2003
Before extraordinary item:			
Net earnings (loss) available to common stockholders as reported	$(27,561)	$(37,604)	$13,658
Add back goodwill impairment, net of tax	—	—	173
Add back amortization of goodwill, net of tax	2,766	3,045	—
Net earnings (loss) available to common stockholders as adjusted	$(24,795)	$(34,559)	$13,831
Basic net earnings (loss) per common share:			
Net earnings (loss) as reported	$ (0.05)	$ (0.98)	$ 0.24
Add back amortization and impairment of goodwill	0.01	0.08	0.01
Net earnings (loss) as adjusted	$ (0.04)	$ (0.90)	$ 0.25
Diluted net earnings (loss) per common share:			
Net earnings (loss) as reported	$ (0.05)	$ (0.98)	$ 0.24
Add back amortization and impairment of goodwill	0.01	0.08	—
Net earnings (loss) as adjusted	$ (0.04)	$ (0.90)	$ 0.24

In addition, the Company periodically assesses long-lived assets for impairment under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, based on expectations of future undiscounted cash flows from the related operations, and when circumstances dictate, adjusts the asset to the extent carrying value exceeds the fair value of the asset. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of long-lived assets. Assessments of long-lived assets resulted in write-downs of fixed assets of $2,457, $858 and $150 during fiscal 2000, 2001 and 2002, respectively. These write-downs relate to store furnishings, equipment and leasehold improvements for planned store closures and are recorded in cost of sales and occupancy costs in the accompanying statements of operations.

(j) Other Assets:

The Company had a secured loan to another limited partner in a limited partnership which operated retail pet food and supply stores in Canada. The interest rate on the loan was 7.5% and the loan was repaid in full on January 28, 2002.

The remainder of other assets consists primarily of lease deposits, non-compete agreements and prepaid expenses. Non-compete agreements are amortized using the straight-line method over the periods of the agreements, generally five to seven years. Accumulated amortization for intangible other assets at February 2, 2002 and February 1, 2003 was $1,513 and $1,757, respectively.

(k) Debt Issuance Costs:

Debt issuance costs are amortized to interest expense using the effective interest method over the life of the related debt. Accumulated amortization for debt issuance costs at February 2, 2002 and February 1, 2003 was $1,549 and $2,958, respectively.

(l) Store Closing Costs:

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. This Statement requires that, subsequent to December 31, 2002, all costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. Management continually reviews the ability of stores to provide positive contributions to the Company's results. Prior to December 31, 2002, the Company charged costs

1. Summary of Significant Accounting Policies (Continued)

associated with store closures to operations upon commitment to close a store within 12 months of the date of commitment. Store closing costs consist of lease obligations, property taxes and common area maintenance costs, net against contractual sub-lease income and are recorded in cost of sales and occupancy costs in the accompanying statements of operations. For fiscal 2000, 2001 and 2002 store closing costs charged to operations were $90, $260 and $2,109, respectively. Total accrued store closing costs were $2,539 and $2,702 as of February 2, 2002 and February 1, 2003, respectively, and are included in accrued expenses and deferred rent and other liabilities.

(m) Income Taxes:

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

(n) Fair Value of Financial Instruments:

Because of their short maturities, the carrying amounts for cash and cash equivalents, receivables, accounts payable, accrued expenses, accrued interest and accrued salaries and employee benefits approximate fair value. The carrying amounts for long-term debt and other obligations approximate fair value as the interest rates and terms are substantially similar to those that could be obtained currently for similar instruments.

(o) Stock-Based Compensation:

The Company accounts for stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations which recognizes compensation expense on the grant date if the current market price of the stock exceeds the exercise price.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, an amendment of FASB Statement No. 123. This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, the Statement amends the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation*, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We will adopt the interim disclosure provisions of SFAS No. 148 in the first quarter of fiscal 2003.

Had compensation costs for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans, consistent with the methodology prescribed under SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company's net earnings (loss) would have been as reflected in the following table. The weighted average fair value of the options granted during fiscal 2000, 2001 and 2002 was estimated as $0.13, $0.56 and $8.76, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: no dividend yield, volatility of 49.5%, 57.5% and 44.3% for fiscal 2000, 2001 and 2002, respectively, risk-free interest rate of 5.8% and 3.7% for fiscal 2000 and 2001, respectively, and rates ranging from 2.6% to 4.3% for fiscal 2002, and an expected life of five years for fiscal 2000, three years for fiscal 2001, and five years for fiscal 2002.

	Years Ended		
	February 3, 2001	February 2, 2002	February 1, 2003
Net earnings (loss) available to common stockholders	$(28,825)	$(50,546)	$11,654
Stock-based compensation recorded using the intrinsic value method, net of tax	—	10,584	5,277
Net earnings (loss) before stock based compensation	(28,825)	(39,962)	16,931
Stock based compensation using the fair value method, net of tax	5	2,045	5,509
Pro-forma net earnings (loss) available to common stockholders	(28,830)	(42,007)	11,422
Pro-forma basic earnings (loss) per common share	(0.05)	(1.09)	0.20
Pro-forma diluted earnings (loss) per common share	(0.05)	(1.09)	0.20

In connection with fixed plan stock option awards granted to employees in fiscal 2001, the Company recorded deferred compensation of $9,288 equal to the aggregate differences between the exercise prices of the options granted and the deemed fair value for accounting purposes. Deferred compensation was amortized over the vesting periods of the options, generally five years. During fiscal 2001 and fiscal 2002, the Company recorded amortization in the amount of $849 and $8,439 respectively. For certain fixed plan options, the Company recorded stock-based compensation of $16,502 based on changes in the deemed fair value of the common stock.

Total stock-based compensation for fiscal 2001 was $17,351 and is recorded in cost of sales and occupancy costs and stock-based compensation and other costs in the amounts of $3,001 and $14,350, respectively, in the accompanying consolidated statements of operations.

Total stock-based compensation for fiscal 2002 was $8,651 and is recorded in cost of sales and occupancy costs and stock-based compensation and other costs in the amounts of $1,460 and $7,191, respectively, in the accompanying consolidated statements of operations.

See Note 10 for a summary of stock options outstanding.

(p) Comprehensive Income:

SFAS No. 130, *Reporting Comprehensive Income*, requires that certain items of comprehensive income other than net earnings or loss be reported in the financial statements. During fiscal 2001, the Company recorded $1,467, net of tax benefit of $868, to other comprehensive loss related to the decline in fair value of the Company's interest rate hedge. During fiscal 2002, the Company recorded $1,467, net of tax expense of $868, to other comprehensive income related to the increase in fair value of the Company's interest rate hedge which expired in December 2002.

(q) Revenue Recognition:

Revenue from sales of the Company's products is recognized at the point of sale for retail stores and, for merchandise shipped to customers, revenue is recognized and title and risk of loss pass at the time of shipment.

(r) Segment Reporting:

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, requires annual and interim reporting for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. An operating segment is defined as a component of an

1. Summary of Significant Accounting Policies (Continued)

enterprise that engages in business activities from which it may earn revenues and incur expenses, and about which separate financial information is regularly evaluated by the chief operating decision maker in deciding how to allocate resources. All of the Company's stores are aggregated into one reportable segment given the similarities of economic characteristics between the operations represented by the stores and the common nature of the products, customers and methods of distribution.

(s) Reclassifications:

Certain previously reported amounts have been reclassified to conform with the current period presentation.

(t) Derivative Instruments and Hedging Activities:

In June 1998, the FASB issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet, and measure those instruments at fair value. Accounting for changes in the fair value of a derivative depends on the intended use and resulting designation of the derivative. For derivatives designated as hedges, changes in the fair value are either offset against the change in fair value of the assets or liabilities through earnings or recognized in other comprehensive income in the balance sheet. In December 2000, the Company entered into a $75.0 million interest rate collar agreement, or hedge, to limit its exposure to the interest rate risk associated with variable rate debt. During the fiscal year ended February 2, 2002, the Company recorded $1,467, net of tax benefit of $868, to other comprehensive loss in the balance sheet related to the decline in fair value of the derivative. During the fiscal year ended February 1, 2003, the Company recorded $1,467, net of tax expense of $868, to other comprehensive income in the balance sheet related to the increase in fair value of the derivative. The hedge terminated during the fiscal year ended February 1, 2003.

(u) Net Earnings (Loss) per Share:

Basic net earnings (loss) per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per common share incorporates the incremental shares issuable upon the assumed exercise of potentially issuable common stock.

Net earnings (loss) and weighted average common shares used to compute net earnings (loss) per common share, basic and diluted, are presented below:

	Years Ended		
	February 3, 2001	February 2, 2002	February 1, 2003
Net earnings (loss) available to common stockholders	$(28,825)	$(50,546)	$11,654
Common shares, basic	632,162	38,429	56,094
Dilutive effect of stock options and warrants	—	—	812
Common shares, diluted	632,162	38,429	56,906

Warrants to purchase 2,132 shares of common stock were outstanding at February 3, 2001 and February 2, 2002, but were not included in the computation of diluted earnings (loss) per common share because the conversion would have an antidilutive effect on diluted earnings (loss) per common share. Options to purchase common shares that were outstanding but not included in the computation of diluted earnings (loss) per common share because the conversion would have an antidilutive effect were 1,452 and 1,355 for the fiscal years ended 2000 and 2001, respectively.

2. Recapitalization

During fiscal 2000, the Company entered into a merger and recapitalization agreement with BD Recapitalization Corp. ("BD"), an entity formed for that purpose by the sponsors of the merger and recapitalization transaction, Leonard Green & Partners, L.P. and Texas Pacific Group. In the merger, each issued and outstanding share of the Company's common stock was cancelled and converted automatically into the right to receive $0.50 per share in cash, with the exception of 5,911 shares retained by members of the Company's management. In October 2000, following approval of the transaction by the stockholders of the Company, BD completed the merger and recapitalization of the Company by investing $190.0 million in common and preferred stock, arranging financing in the form of a new credit facility and senior subordinated notes, retiring debt under the existing credit facility and repurchasing each share of outstanding common stock, other than the 5,911 shares held by management, for an aggregate of $463,427. Net proceeds from the issuance of new shares of common stock in the merger and recapitalization was $15,873. Following the merger and recapitalization the Company effected a 22-for-1 split of its common stock. This merger was accounted for as a recapitalization and as such, a step-up of assets to fair market value was not required.

During fiscal 2000, transaction costs of $19,771 were incurred and expensed related to the recapitalization. Additionally, financing costs of $11,254 have been deferred and are being amortized over the lives of the new debt facilities. Amortization of deferred financing costs for fiscal 2000, 2001 and 2002 was $1,301, $2,245 and $1,413, respectively.

3. Business Combinations

During fiscal 2000, the Company completed one acquisition of a retailer of pet food and supplies in a transaction accounted for as a purchase. The aggregate fair value of assets acquired and the net cash invested in the business was $12,575. The excess of the aggregate cost over the fair value of net assets acquired was $10,926, which was recorded as goodwill. A summary of the assets acquired and liabilities assumed in the acquisition follows:

	Fair Value (in thousands)
Inventory	$ 1,925
Fixed assets	775
Goodwill	10,926
Other liabilities	(1,051)
Purchase price	$12,575

Additionally, during fiscal 2000, the Company completed the acquisition of certain operating assets of Petopia.com, an e-commerce destination for pet food and supplies in a transaction accounted for as a purchase. The aggregate fair value of assets acquired was $3,825. The excess of the aggregate cost

3. Business Combinations (Continued)

over the fair value of net assets acquired was $3,126, which was recorded as goodwill. A summary of the assets acquired and liabilities assumed in the acquisition follows:

	Fair Value (in thousands)
Inventory	$ 120
Fixed assets	1,199
Other assets	210
Goodwill	3,126
Other liabilities	(830)
Purchase price	$3,825

The consolidated financial statements include the operating results from the closing date for each respective purchase acquisition. The purchase acquisitions during fiscal year 2000 did not materially affect results of operations and accordingly, pro-forma results are not presented.

In fiscal 2000, merger and non-recurring costs of $55,928 were recorded. These costs consisted of $19,771 of transaction costs related to the recapitalization, compensation expense of $22,254 related to the repurchase of outstanding options for common stock in the recapitalization of the Company, the write-off of $10,206 with respect to an investment in an affiliate and $3,697 in expenses related to the settlement of existing shareholder lawsuits and shareholder lawsuits related to the recapitalization of the Company.

In fiscal 2001, merger and non-recurring costs of $445 were recorded, consisting of legal costs related to the recapitalization and costs incurred in closing Petopia.com's facilities.

4. Investment in Affiliates

During fiscal 1999, the Company acquired an equity interest in Petopia.com, an e-commerce destination for the sale of pet food and supplies. The Company accounted for its investment in Petopia.com using the equity method and recorded its proportionate share of earnings or loss. The Company recognized $11,498 in equity in loss of unconsolidated affiliates for fiscal 2000. The Company also provided certain marketing and fulfillment services to Petopia.com according to the terms of a strategic alliance agreement, under which the Company earned revenue and additional equity and incurred expenses. The net revenue from these activities is included in Internet operations and equity in loss of unconsolidated affiliates in fiscal year 2000 in the amount of $10,208. The Company wrote off its investment in Petopia.com of $10,206 in fiscal 2000, reflected in merger and non-recurring costs, due to Petopia.com's pending liquidation and wrote off $1,321 in receivables due from Petopia.com, reflected in Internet operations and equity in loss of unconsolidated affiliates. Subsequently, the Company acquired certain operating assets of that entity and recorded $1,455 in transition costs in Internet operations and equity in loss of unconsolidated affiliates, in relocating Petopia.com's operating assets to the Company's national support center (see Note 3).

The Company had a 72% limited partnership interest in Canadian Petcetera Limited Partnership (the "Partnership"), a limited partnership which operated retail pet food and supply stores in Canada. On January 28, 2002, the Company terminated its relationship with the Partnership and entered into a settlement agreement in connection with the resolution of a dispute with the other partners in the Partnership. In connection with the settlement agreement, the Company transferred all of its limited partnership interest in the Partnership to an affiliate of the general partner and paid a settlement fee of $10.3 million. In conjunction with the termination of its relationship with the Partnership, the Company recorded a write-off of $26.7 million in fiscal year 2001, consisting of $26.1 million carrying value of its investment in the Partnership and $0.6 million of related assets, and incurred settlement costs of approximately $10.3 million. The Company accounted for its investment in the Partnership using the equity method as it did not exercise control over the Partnership and recorded its proportionate share of earnings or loss according to the partnership agreement. The Company recorded losses of $477 and $3,083 in fiscal 2000 and 2001, respectively, for its share of the Partnership's losses, which are included in Internet operations and equity in loss of unconsolidated affiliates in the accompanying consolidated statements of operations.

5. Long-Term Debt

At January 29, 2000, the Company had a credit facility with a syndicate of banks with a commitment of up to $150.0 million consisting of $100.0 million in term loans and $50.0 million in revolving loans. This credit facility was retired during fiscal 2000 in connection with the merger and recapitalization and related unamortized debt issuance costs were written off resulting in an extraordinary expense of $1,264 (net of income tax benefit of $825).

In October 2000, in connection with the merger and recapitalization, the Company obtained credit facilities consisting of $270 million in term loans and an $80 million revolving credit facility.

In October 2001, the Company amended its senior credit facility to reduce the revolving credit facility to $75 million and to restructure the term loans into a single $195 million term loan that expires between October 2, 2006 and October 2, 2008.

In fiscal 2001, the Company recorded an extraordinary loss on early extinguishment of debt totaling $805 consisting of the write-off of $1,295 of unamortized debt discount, net of a tax benefit of $490. The Company recorded an additional extraordinary loss on early extinguishment of debt related to the redemption of Senior Subordinated Notes as discussed in Note 6.

In August 2002, the Company refinanced its term loan facility so that the senior credit facility now consists of a $75 million revolving credit facility and a $193.5 million term loan facility for a total commitment of $268.5 million. Borrowings under the senior credit facility are secured by substantially all of the Company's assets and currently bear interest, at the Company's option, at the agent bank's base rate plus a margin of up to 2.25%, or LIBOR plus a margin of up to 3.25%, based on the leverage ratio at the time in the case of the revolving credit facility and a fixed margin of 3.00% in the case of the term loan facility. The effective interest rate of these borrowings at February 1, 2003 was 4.4%. The credit agreement contains certain affirmative and negative covenants related to indebtedness, interest and fixed charges coverage and consolidated net worth. At February 1, 2003, the Company was in full compliance with all these covenants, the outstanding balance of the Company's term loan facility was $192.5 million, and there were no borrowings on the Company's revolving credit facility, which has $62.2 million of available credit.

Long-term debt consists of:

	February 2, 2002	February 1, 2003
Revolving loans	$ —	$ —
Term loans	194,500	192,500
	194,500	192,500
Less current portion	2,000	2,000
	$192,500	$190,500

5. Long-Term Debt (Continued)

Annual maturities of long-term debt for the next five fiscal years are $2,000, $2,000, $2,000, $25,000 and $94,000, and are $67,500 thereafter.

At February 1, 2003, the Company had outstanding $12.8 million in letters of credit used for general business purposes.

6. Senior Subordinated Notes

At February 3, 2001, the Company had $120 million Senior Subordinated Notes maturing on October 1, 2010. Interest on the Senior Subordinated Notes accrued at a rate of 13% per annum. In connection with the issuance of the Senior Subordinated Notes, the purchaser received Series A and Series B redeemable preferred stock, with a fair value of $9,421 and warrants for the purchase of 2,132 shares of common stock of the Company, at an exercise price of $0.001 per share, with a fair value of $1,066. The fair value of the preferred stock and warrants was reflected as a discount to the Senior Subordinated Notes and was being amortized to interest expense over ten years. The warrants were exercised in connection with our initial public offering.

In October 2001, these Notes were redeemed in full and the Company recorded an extraordinary loss on early extinguishment of debt totaling $12,137 consisting of an $8,400 prepayment penalty, the write-off of $1,677 in unamortized debt discount, and the write-off of $9,458 in unamortized debt issuance costs, net of a tax benefit of $7,398.

In October 2001, the Company issued $200 million Senior Subordinated Notes maturing on November 1, 2011. Interest on the Senior Subordinated Notes accrues at a rate of 10.75% per annum and is payable semi-annually. The Company may redeem the Senior Subordinated Notes at its option at any time after November 1, 2006, in whole or in part, based upon an agreed upon schedule of redemption prices. At any time before November 1, 2004, the Senior Subordinated Notes may be redeemed from the proceeds of a qualifying public offering of common stock of the Company at a redemption price of 110.75% of the principal amount of the Senior Subordinated Notes redeemed, plus accrued interest, so long as there remains at least 65% of the original aggregate principal amount of the Senior Subordinated Notes after giving effect to such redemption.

In February 2002, the Company repurchased $30.0 million in aggregate principal amount of its 10.75% senior subordinated notes and the Company recorded an extraordinary loss on early extinguishment of debt totaling $2,004, consisting of a $3,150 prepayment premium and the write-off of $186 in unamortized debt discount, net of a tax benefit of $1,332.

7. Lease Commitments and Other Obligations

The Company finances certain fixed assets under capital leases. There were approximately $20,253 and $1,101 in fixed assets financed through capital leases at February 2, 2002 and February 1, 2003, respectively. Accumulated amortization related to these financed assets were approximately $13,083 and $87 at February 2, 2002 and February 1, 2003, respectively.

The Company leases warehouse and store facilities and equipment under operating leases. These operating leases generally have terms from three to ten years. Certain store leases include additional contingent rental payments ranging from 2% to 6% of store revenues above defined levels. Contingent rentals during fiscal 2000, 2001 and 2002 were $77, $86 and $143, respectively.

At February 1, 2003, the present value of future minimum lease payments under noncancelable operating leases and capital leases and other obligations were as follows:

Years	Capital Leases and Other Obligations	Operating Leases
2003	$ 450	$ 141,470
2004	522	132,577
2005	374	120,650
2006	1,757	109,516
2007	—	98,674
Thereafter	—	474,080
Total minimum payments	$3,103	$1,076,967
Less amount representing interest	62	
Present value of net minimum capital lease and other obligation payments	3,041	
Less current portion of capital lease and other obligations	411	
Capital lease and other obligations	$2,630	

Rent expense under operating leases for fiscal 2000, 2001 and 2002 was approximately $103,637, $115,906 and $129,804, respectively.

8. Preferred Stock

The authorized number of shares of preferred stock at February 1, 2003 was 5,000 with a par value of $.01 per share. During fiscal 2000, the Board of Directors authorized the issuance of two series of redeemable preferred stock. In October 2000, the Company issued 111 shares of its Series A senior redeemable exchangeable cumulative preferred stock ("Series A Preferred") and also issued 78 shares of its Series B junior redeemable cumulative preferred stock ("Series B Preferred").

The Company redeemed, in full, all of the outstanding shares of Series A Preferred and Series B Preferred as a result of the initial public offering discussed in Note 9. The liquidation preferences at redemption, including accumulated dividends and redemption premium of 6%, were $226.2 million and $13.6 million, respectively.

The Series A Preferred had a liquidation preference of $1,000 per share plus accrued and unpaid dividends. Dividends were 14% per year, payable quarterly whether or not declared by the Company's Board of Directors, and if not paid in cash, would accumulate as additional liquidation preference. Dividends accrued on such additional liquidation preference. The Series A Preferred ranked senior to all other classes of the Company's capital stock. The Company was required to redeem the shares of Series A Preferred in whole after 12 years at the liquidation preference, together with accumulated but unpaid dividends. The terms of the Series A Preferred allowed the Company to redeem shares of Series A Preferred before the mandatory redemption date at specified redemption prices and also allowed the Company to exchange shares of the Series A Preferred for debt securities under some circumstances. The holders of the Series A Preferred generally had no voting rights, except in limited circumstances.

The Series B Preferred had a liquidation preference of $1,000 per share plus accrued and unpaid dividends. Dividends were 12% per year, payable quarterly whether or not declared by the Company's Board of Directors, and if not paid in cash, would accumulate as additional liquidation preference. Dividends accrued on such additional liquidation preference. The Series B Preferred ranked senior to all classes of the Company's common stock and ranked junior to the Series A Preferred. The Company

8. Preferred Stock (Continued)

was required to redeem the shares of Series B Preferred in whole after 12 years at the liquidation preference, together with accumulated but unpaid dividends. The terms of the Series B Preferred allowed the Company to redeem shares of the Series B Preferred before the mandatory redemption date at specified redemption prices. The holders of the Series B Preferred generally had no voting rights, except in limited circumstances.

9. Initial Public Offering

On February 27, 2002, the Company completed an initial public offering of 14,500,000 shares of common stock for net proceeds of approximately $254.8 million, after deducting the underwriting discount and estimated offering expenses. On March 14, 2002, the Company received additional net proceeds of approximately $17.7 million from the sale of 1,000,000 additional shares of common stock pursuant to the exercise of the underwriters' over-allotment option. The Company used approximately $239.8 million of the net proceeds of its initial public offering to redeem in full all of the Company's then outstanding shares of series A and series B preferred stock. In connection with the initial public offering the Company also amended and restated its stockholders agreement and its securityholders agreement, terminated its management services agreement and used approximately $32.7 million of the net proceeds of the initial public offering, plus approximately $1.8 million in cash on-hand, to repurchase $30.0 million in aggregate principal amount of its 10.75% senior subordinated notes due 2011 at 110.5% of their face amount, plus accrued and unpaid interest through the repurchase date.

Concurrent with the initial public offering, warrants to purchase 2,132 shares of common stock were exercised, all outstanding options prior to the initial public offering became fully vested and the Company issued options to purchase 573 shares of common stock.

In connection with the initial public offering, the Company also effected a 2-for-1 stock split of its common stock. All references in the consolidated financial statements to the number of shares outstanding, price per share and per share amounts have been retroactively restated to reflect the stock split for all periods presented.

10. Equity

(a) Common Stock:

The authorized number of shares at January 29, 2000 was 100,000 with a par value of $0.0001. During fiscal 2000, a merger and recapitalization of the Company was completed, in which the authorized number of shares was established as 50,000 with a par value of $0.001 (Note 2). On February 21, 2002, the authorized number of shares was increased to 75,000, and on February 27, 2002, the authorized number of shares was increased to 250,000.

(b) Stock Options:

In February 1994, the Company's stockholders approved the 1994 Stock Option Plan ("1994 Company Plan") which provides for the granting of stock options, stock appreciation rights or restricted stock with respect to shares of common stock to executives and other key employees. Stock options may be granted in the form of incentive stock options or non-statutory stock options and are exercisable for up to ten years following the date of grant. Stock option exercise prices must be equal to or greater than the fair market value of the common stock on the grant date. In June 1996, the Company's stockholders approved an amendment to the 1994 Company Plan to increase the number of shares available for issuance under the plan for each of the next five fiscal years by 3.0% of the number of shares of common stock issued and outstanding as of the end of the immediately preceding fiscal year. During fiscal 2000, as part of the merger and recapitalization transaction, with the exception of 1,727 options, all options previously issued under the plan were cancelled and options with exercise prices of less than $0.50 were cancelled, and the option holders received cash in an amount equal to $0.50 minus the applicable exercise price multiplied by the number of shares underlying the options.

In February 1994, the Company's stockholders approved the Directors 1994 Stock Option Plan ("Directors Plan") which provides for the granting of common stock options to directors. Stock option exercise prices must be equal to the fair market value of the common stock on the grant date. In June 1995, the Company's stockholders approved an amendment to the Directors Plan to increase the number of shares available for issuance under the plan for each of the next five fiscal years by 0.1% of the number of shares of common stock issued and outstanding as of the end of the immediately preceding fiscal year. During fiscal 2000, as part of the merger and recapitalization transaction, all options previously issued under the plan were cancelled and options with exercise prices of less than $0.50 were cancelled, and the option holders received cash in an amount equal to $0.50 minus the applicable exercise price multiplied by the number of shares underlying the options. At February 3, 2001, there were no options outstanding under the plan and no further grants will be made.

In 1996, the Company assumed an employee stock option plan ("1993 Company Plan") from Pet Food Warehouse which provided for the granting of incentive and nonqualified stock options with exercise prices equal to their fair market values on their grant dates that become exercisable over various periods and expire five or six years after the date of grant. The common shares and exercise prices under this plan were adjusted based on the common share conversion rate per the merger agreement with Pet Food Warehouse. During fiscal 2000, as part of the merger and recapitalization transaction, all options previously issued under the plan were cancelled and options with exercise prices of less than $0.50 were cancelled, and the option holders received cash in an amount equal to $0.50 minus the applicable exercise price multiplied by the number of shares underlying the options. At February 3, 2001, there were no options outstanding under the plan and no further grants will be made. In 1997, the Company assumed an employee stock option plan ("1989 Company Plan") from PetCare which provided for the granting of incentive and non-qualified stock options with exercise prices equal to their fair market values on their grant dates that became exercisable over various periods and expire up to ten years after the date of grant. The common shares and exercise prices under this plan were adjusted in accordance with the terms of the merger agreement with PetCare. During fiscal 2000, as part of the merger and recapitalization transaction, all options previously issued under the plan were cancelled and options with exercise prices of less than $0.50 were cancelled, and the option holders received cash in an amount equal to $0.50 minus the applicable exercise price multiplied by the number of shares underlying the options. At February 3, 2001, there were no options outstanding under the plan and no further grants will be made.

10. Equity (Continued)

Compensation expense of $22,254 related to the cancellation of outstanding options for common stock in the recapitalization is reflected in merger and non-recurring costs in fiscal 2000. Information regarding the stock option plans prior to the merger and recapitalization follows:

	All Company Plans		
	Shares	Option Price Per Share	Weighted Average Exercise Price
Outstanding at January 29, 2000	111,295	$0.11-$0.72	$0.36
Fiscal 2000 activity prior to merger and recapitalization:			
Granted	34,671	$0.22-$0.28	$0.28
Exercised	(4,384)	$0.17-$0.42	$0.25
Cancelled	(139,855)	$0.11-$0.72	$0.29
Outstanding prior to merger and recapitalization	1,727	$0.17-$0.28	$0.22

In fiscal 2000, in connection with the merger and recapitalization of the company, the 1994 Company Plan was amended and restated to modify the total number of shares available for issuance under the plan to 2,339. Under the terms of the recapitalization, the 1,727 options which were not cancelled were converted into 1,215 options, and the exercise prices were adjusted, to preserve the economic value of the options for the holders.

In February 2002, the Company's board of directors and stockholders adopted the 2002 Incentive Award Plan (the "Incentive Plan"), which provides for the granting of stock-based compensation awards, including stock options, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock-related benefits, to officers, employees, consultants and directors. Generally, the aggregate share limit under the Incentive Plan is equal to the sum of (1) 1,115,006 shares of common stock, plus (2) on March 1 of each year during the term of the Incentive Plan commencing on March 1, 2003, a number of shares of common stock equal to 2.0% of the total number of issued and outstanding shares of common stock outstanding as of the last day of the fiscal year immediately preceding such March 1. With respect to grants under the Incentive Plan to the Company's independent directors, the aggregate share limit under the Incentive Plan is equal to the sum of (1) 55,750 shares of common stock, plus (2) on March 1 of each year during the term of the Incentive Plan commencing on March 1, 2003, a number of shares of common stock equal to 0.1% of the total number of issued and outstanding shares of common stock as of the last day of the fiscal year immediately preceding such March 1. At February 1, 2003, options to purchase 613 shares of common stock were outstanding under the Incentive Plan at a weighted average exercise price of $19.87 per share, and 558 shares remained available for future grant under the Incentive Plan. All option grants under the Incentive Plan were made at fair value on the date of grant.

Information regarding the 1994 Company Plan, as amended, and the Incentive Plan is as follows:

	Shares	Option Price Per Share	Weighted Average Exercise Price
Outstanding subsequent to merger and recapitalization	1,215	$ 0.10	$ 0.10
Fiscal 2000 activity subsequent to merger and recapitalization:			
Granted	525	$ 0.50	$ 0.50
Exercised	(289)	$ 0.10	$ 0.10
Outstanding at February 3, 2001	1,451	$ 0.10-$0.50	$ 0.24
Granted	882	$ 0.50-$4.45	$ 1.33
Exercised	(923)	$ 0.10-$0.50	$ 0.13
Cancelled	(55)	$ 0.10-$0.10	$ 0.10
Outstanding at February 2, 2002	1,355	$ 0.10-$4.45	$ 1.03
Granted	680	$19.00-$25.09	$19.78
Exercised	(639)	$ 0.10-$4.45	$ 1.02
Cancelled	(127)	$ 0.50-$19.00	$10.28
Outstanding at February 1, 2003	1,269	$ 0.10-$25.09	$10.16

(c) Stock Options Outstanding:

The following table summarizes information about the options outstanding under the Company's stock option plans at February 1, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.10	2	6.12	$ 0.10	2	$ 0.10
0.50-0.61	565	8.29	0.57	565	0.57
4.45	89	8.94	4.45	89	4.45
19.00-25.09	613	9.13	19.87	45	21.76
$0.10-$25.09	1,269	8.74	$10.16	701	$ 2.42

See Note 1(o) for a discussion of the Company's accounting for stock compensation expense.

11. Income Taxes

Income taxes (benefit) consists of the following:

	Years Ended		
	February 3, 2001	February 2, 2002	February 1, 2003
Current:			
Federal	$3,434	$(1,027)	$ 4,945
State	520	(62)	2,256
	3,954	(1,089)	7,201
Deferred:			
Federal	1,267	(858)	16,129
State	(247)	(268)	1,847
	1,020	(1,126)	17,976
Income taxes (benefit) before extraordinary item	$4,974	$(2,215)	$25,177

Income taxes are included in the statements of operations as follows:

	Years Ended		
	February 3, 2001	February 2, 2002	February 1, 2003
Income taxes (benefit) on earnings (loss) before extraordinary item	$4,974	$ (2,215)	$25,177
Income taxes (benefit) on extraordinary item	(825)	(7,888)	(1,332)
Total income taxes (benefit)	$4,149	$(10,103)	$23,845

A reconciliation of income taxes at the federal statutory rate of 35% with the provision for income taxes (benefit) follows:

	Years Ended		
	February 3, 2001	February 2, 2002	February 1, 2003
Income taxes at federal statutory rate	$(5,666)	$(11,516)	$19,595
Non-deductible expenses	2,276	2,735	1,957
State taxes, net of federal tax benefit	116	(879)	2,239
Change in valuation allowance	7,745	(153)	(4,542)
Net operating losses	—	—	4,844
Other	(322)	(290)	(248)
	$ 4,149	$(10,103)	$23,845

The sources of significant temporary differences which gave rise to the deferred tax provision and their effects follow:

	Years Ended		
	February 3, 2001	February 2, 2002	February 1, 2003
Inventory	$ (42)	$ (409)	$ 904
Deferred rent	(160)	(357)	(350)
Depreciation	1,179	(768)	6,944
Accrued fringes	(777)	(2,979)	(5,545)
Intangibles	(411)	(1,257)	2,055
Store closing costs	819	901	(102)
Assets related to Petopia.com	(7,167)	(59)	(1,090)
Benefit of net operating loss carryforwards	4,110	(2,836)	8,923
Stock-based compensation	—	(1,217)	487
Debt issuance costs	(2,164)	1,150	121
Alternative minimum tax credit	(1,996)	(604)	179
Accrued expenses	—	—	9,453
Change in valuation allowance	7,745	(153)	(4,542)
Other	(478)	(535)	1,407
	$ 658	$(9,123)	$18,844

Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets follow:

	February 2, 2002	February 1, 2003
Deferred tax assets:		
Inventory	$ 3,981	$ 3,077
Deferred rent	5,487	5,837
Accrued fringes	6,337	11,882
Store closing costs	962	1,064
Assets related to Petopia.com	9,104	10,194
Net operating loss carryforwards	16,737	7,814
Stock option compensation	1,217	730
Debt issuance costs	1,014	893
Alternative minimum tax credit	3,874	3,695
Other	1,067	—
Total deferred tax assets	49,780	45,186
Valuation allowance	(14,092)	(9,550)
Net deferred tax assets	35,688	35,636
Deferred tax liabilities:		
Depreciation	(15,605)	(22,549)
Intangibles	(15)	(2,070)
Accrued expenses	—	(9,453)
Other	—	(340)
Total deferred tax liabilities	(15,620)	(34,412)
Net deferred tax assets	$ 20,068	$ 1,224

11. Income Taxes (Continued)

Deferred taxes are reflected in the accompanying consolidated balance sheets as follows:

	February 2, 2002	February 1, 2003
Current—Deferred tax assets	$26,287	$ 14,492
Long-term—Deferred tax liability	(6,219)	(13,268)
	$20,068	$ 1,224

The valuation allowance of $14,092 at February 2, 2002 relates primarily to net operating loss carryforwards of PetCare Plus, Inc. (acquired during fiscal year 1997) and the Company's divestiture of its investment in Petopia.com. The valuation allowance of $9,550 at February 1, 2003 relates primarily to the Company's divestiture of its investment in Petopia.com. The decrease in the valuation allowance at February 1, 2003 relates primarily to the utilization of the PetCare net operating loss carryforwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowance.

At February 1, 2003, the Company has available net loss carryforwards of $19,296 for federal income tax purposes, which begin expiring in 2012, and $19,954 for state income tax purposes, which begin expiring in 2010.

12. Employee Savings Plans

The Company has employee savings plans that permit eligible participants to make contributions by salary reduction pursuant to either section 401(k) of the Internal Revenue Code or under the Company's non-qualified deferred compensation plan. The Company matches 50% of the first 6% of compensation that is contributed by each participating employee to the plans. In connection with the required match, the Company's contributions to the plans were $1,052 in 2000, $1,304 in 2001 and $1,351 in 2002.

13. Related Party Transactions

In October 2000, the Company entered into a management agreement with two entities who were sponsors of the merger and recapitalization transaction. Under the terms of this agreement, the Company paid management fees in an aggregate amount of $1,040, $3,120 and $260 in fiscal 2000, 2001 and 2002, respectively, to these two related parties. In February 2002, the Company terminated the management agreement and paid a termination fee of $12.5 million which was recorded in fiscal 2002.

The Company issued 13% Senior Subordinated Notes due October 2010 to related parties in fiscal 2000 and redeemed them in fiscal 2001 (see Note 6). The related parties syndicated a portion of these Senior Subordinated Notes. Interest expense incurred on the Senior Subordinated Notes, primarily with related parties, including amortization of the discount, was $5,716 in fiscal 2000 and $11,952 in fiscal 2001.

In October 2000, the Company made a loan to James M. Myers, Executive Vice President, Chief Financial Officer and a director, in the principal amount of $85,000. The loan, including principal and interest, was repaid in full in January 2003.

14. Commitments and Contingencies

In July 2001, the Company received a copy of a complaint filed in the Superior Court of California for the County of Los Angeles alleging violations of the California Labor Code and the Business and Professions Code. The purported class of plaintiffs allege that the Company improperly classified its salaried store managers and assistant store managers as exempt employees not entitled to overtime pay for work in excess of 40 hours per week. The relief sought includes compensatory damages, penalties, preliminary and permanent injunctions requiring the Company to pay overtime compensation under California law, prejudgment interest, costs and attorneys' fees and such other relief as the court deems proper. In November 2001, the case was transferred to the Superior Court of California for the County of San Diego. In December 2002, the Company announced its intention to settle all claims related to this lawsuit. While the Company continues to deny the allegations underlying the lawsuit, the Company has tentatively agreed to the settlement to avoid possible disruption to its business from protracted litigation. In fiscal 2002, the Company expensed $2.1 million, after tax, for the settlement, which received preliminary court approval but remains subject to final court approval.

In June 2002, allegations were made in a complaint filed in the San Francisco Superior Court by the San Francisco City Attorney's office to the effect that certain associates have not properly cared for companion animals for sale in the Company's two San Francisco stores. The complaint, which has been subsequently transferred to the Santa Clara Superior Court, seeks damages, penalties and an injunction against the sale of companion animals in the Company's San Francisco stores. The complaint and related news reports have caused negative publicity. The Company takes seriously any allegations regarding the proper care of companion animals and has taken steps to reiterate to all its associates the importance of proper care for all companion animals in all of the Company's stores. The Company is responding to the complaint and is defending it vigorously. The complaint and any similar actions, which could be filed in the future, could cause negative publicity, which could have a material adverse effect on the Company's results of operations.

The Company is also involved in routine litigation arising in the ordinary course of its business. While the results of such litigation cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

15. Supplemental Guarantor Condensed Consolidating Financial Statements

The Company issued $200 million in principal amount of 10.75% Senior Subordinated Notes due 2011 in which certain of its subsidiaries (the guarantor subsidiaries) will serve as guarantors on a full and unconditional basis. Certain other subsidiaries (the nonguarantor subsidiaries) will not guarantee such debt.

The following tables present the unaudited condensed consolidating balance sheets of PETCO Animal Supplies, Inc. as a parent company, its guarantor subsidiaries and its nonguarantor subsidiaries as of February 2, 2002 and February 1, 2003 and the related unaudited condensed consolidating statements of operations and cash flows for each of the years in the three-year period ended February 1, 2003.

CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND PARENT COMPANY BALANCE SHEET
February 2, 2002
(In thousands)

	PETCO Animal Supplies, Inc. Parent Company Guarantor	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and Eliminations	PETCO Animal Supplies, Inc. And Subsidiaries
ASSETS					
Current assets:					
Cash and cash equivalents	$ 36,000	$ 215	$ —	$ —	$ 36,215
Receivables	920	8,774	—	—	9,694
Inventories	125,990	3,001	—	—	128,991
Deferred tax assets	26,287	—	—	—	26,287
Other	8,234	15	—	—	8,249
Total current assets	197,431	12,005	—	—	209,436
Fixed assets, net	188,754	22,378	—	—	211,132
Debt issuance costs	6,086	—	—	—	6,086
Goodwill	—	40,928	—	—	40,928
Intercompany investments and advances	179,157	45,695	—	(224,852)	—
Other assets	5,990	—	—	—	5,990
	$ 577,418	$ 121,006	$ —	$(224,852)	$ 473,572
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)					
Current liabilities:					
Accounts payable	$ (2,361)	$ 54,584	$ —	$ —	$ 52,223
Intercompany payables	155,912	(159,626)	—	3,714	—
Accrued expenses	40,400	8,889	—	—	49,289
Accrued salaries and employee benefits	32,520	423	—	—	32,943
Current portion of long-term debt	2,000	—	—	—	2,000
Current portion of capital lease and other obligations	4,552	—	—	—	4,552
Total current liabilities	233,023	(95,730)	—	3,714	141,007
Long-term debt, excluding current portion	192,500	—	—	—	192,500
Senior subordinated notes payable	200,000	—	—	—	200,000
Capital lease and other obligations, excluding current portion	2,105	—	—	—	2,105
Deferred tax liability	6,219	—	—	—	6,219
Deferred rent and other liabilities	17,647	519	—	—	18,166
Total liabilities	651,494	(95,211)	—	3,714	559,997
Preferred stock:					
14% Series A senior redeemable preferred stock	130,038	—	—	—	130,038
12% Series B junior redeemable preferred stock	89,244	—	—	—	89,244
Stockholders' equity (deficit)	(293,358)	216,217	—	(228,566)	(305,707)
	$ 577,418	$ 121,006	$ —	$(224,852)	$ 473,572

CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND PARENT COMPANY BALANCE SHEET
February 1, 2003
(In thousands)

	PETCO Animal Supplies, Inc. Parent Company Guarantor	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and Eliminations	PETCO Animal Supplies, Inc. And Subsidiaries
ASSETS					
Current assets:					
Cash and cash equivalents	$108,174	$ 763	$ —	$ —	$108,937
Receivables	3,579	10,724	—	—	14,303
Inventories	128,837	9,573	—	—	138,410
Deferred tax assets	14,492	—	—	—	14,492
Other	7,413	46	—	—	7,459
Total current assets	262,495	21,106	—	—	283,601
Fixed assets, net	196,614	21,828	—	—	218,442
Debt issuance costs	5,724	—	—	—	5,724
Goodwill	—	40,644	—	—	40,644
Intercompany investments and advances	213,635	58,792	—	(272,427)	—
Other assets	6,444	—	—	—	6,444
	$684,912	$ 142,370	$ —	$(272,427)	$554,855
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)					
Current liabilities:					
Accounts payable	$ (5,023)	$ 66,331	$ —	$ —	$ 61,308
Intercompany payables	203,606	(203,606)	—	—	—
Accrued expenses	58,839	6,252	—	—	65,091
Accrued salaries and employee benefits	41,325	415	—	—	41,740
Current portion of long-term debt	2,000	—	—	—	2,000
Current portion of capital lease and other obligations	411	—	—	—	411
Total current liabilities	301,158	(130,608)	—	—	170,550
Long-term debt, excluding current portion	190,500	—	—	—	190,500
Senior subordinated notes payable	170,000	—	—	—	170,000
Capital lease and other obligations, excluding current portion	2,630	—	—	—	2,630
Deferred tax liability	13,268	—	—	—	13,268
Deferred rent and other liabilities	18,439	551	—	—	18,990
Total liabilities	695,995	(130,057)	—	—	565,938
Stockholders' equity (deficit)	(11,083)	272,427	—	(272,427)	(11,083)
	$684,912	$ 142,370	$ —	$(272,427)	$554,855

CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND PARENT COMPANY STATEMENT OF OPERATIONS
For the year ended February 3, 2001
(In thousands)

	PETCO Animal Supplies, Inc. Parent Company Guarantor	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and Eliminations	PETCO Animal Supplies, Inc. And Subsidiaries
Net sales	$1,050,340	$799,214	$ —	$(698,376)	$1,151,178
Cost of sales and occupancy costs	759,935	680,028	—	(622,879)	817,084
Gross profit	290,405	119,186	—	(75,497)	334,094
Selling, general and administrative expenses	254,628	85,622	—	(75,497)	264,753
Merger and non-recurring costs	54,618	1,310	—	—	55,928
Operating income (loss)	(18,841)	32,254	—	—	13,413
Interest income	(1,549)	(2)	—	—	(1,551)
Interest expense	24,522	—	—	—	24,522
Earnings (loss) before internet operations and equity in loss of unconsolidated affiliates, income taxes and extraordinary item	(41,814)	32,256	—	—	(9,558)
Internet operations and equity in loss of unconsolidated affiliates	(2,611)	(1,455)	(477)	—	(4,543)
Earnings (loss) before income taxes and extraordinary item	(44,425)	30,801	(477)	—	(14,101)
Income taxes	4,974	—	—	—	4,974
Earnings (loss) before extraordinary item	(49,399)	30,801	(477)	—	(19,075)
Extraordinary item—loss on early extinguishment of debt	(1,264)	—	—	—	(1,264)
Earnings (loss) before equity in earnings of subsidiaries	(50,663)	30,801	(477)	—	(20,339)
Equity in earnings of subsidiaries	30,324	—	—	(30,324)	—
Net earnings (loss)	$ (20,339)	$ 30,801	$(477)	$ (30,324)	$ (20,339)

CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND PARENT COMPANY STATEMENT OF OPERATIONS
For the year ended February 2, 2002
(In thousands)

	PETCO Animal Supplies, Inc. Parent Company Guarantor	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and Eliminations	PETCO Animal Supplies, Inc. and Subsidiaries
Net sales	$1,194,022	$872,846	$ —	$(765,919)	$1,300,949
Cost of sales and occupancy costs	851,978	736,078	—	(678,870)	909,186
Gross profit	342,044	136,768	—	(87,049)	391,763
Selling, general and administrative expenses	309,599	99,786	101	(87,049)	322,437
Write-off of Canadian investment	8,942	—	28,093	—	37,035
Merger and non-recurring costs	445	—	—	—	445
Operating income (loss)	23,058	36,982	(28,194)	—	31,846
Interest income	(612)	—	—	—	(612)
Interest expense	41,447	—	2	—	41,449
Earnings (loss) before internet operations and equity in loss of unconsolidated affiliates, income taxes and extraordinary item	(17,777)	36,982	(28,196)	—	(8,991)
Internet operations and equity in loss of unconsolidated affiliates	—	—	3,083	—	3,083
Earnings (loss) before income taxes and extraordinary item	(17,777)	36,982	(31,279)	—	(12,074)
Income taxes (benefit)	(2,215)	—	—	—	(2,215)
Earnings (loss) before extraordinary item	(15,562)	36,982	(31,279)	—	(9,859)
Extraordinary item—loss on early extinguishment of debt	(12,942)	—	—	—	(12,942)
Earnings (loss) before equity in earnings of subsidiaries	(28,504)	36,982	(31,279)	—	(22,801)
Equity in earnings of subsidiaries	5,703	—	—	(5,703)	—
Net earnings (loss)	$ (22,801)	$ 36,982	$(31,279)	$ (5,703)	$ (22,801)

CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND PARENT COMPANY STATEMENT OF OPERATIONS
For the year ended February 1, 2003
(In thousands)

	PETCO Animal Supplies, Inc. Parent Company Guarantor	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and Eliminations	PETCO Animal Supplies, Inc. and Subsidiaries
Net sales	$1,358,130	$966,906	$ —	$(848,402)	$1,476,634
Cost of sales and occupancy costs	953,807	815,013	—	(752,571)	1,016,249
Gross profit	404,323	151,893	—	(95,831)	460,385
Selling, general and administrative expenses	332,433	107,150	—	(95,831)	343,752
Management fees and termination costs	12,760	—	—	—	12,760
Stock based compensation and other costs	8,388	—	—	—	8,388
Litigation settlement	3,497	—	—	—	3,497
Operating income	47,245	44,743	—	—	91,988
Interest income	(801)	—	—	—	(801)
Interest expense	33,467	—	—	—	33,467
Earnings before income taxes and extraordinary item	14,579	44,743	—	—	59,322
Income taxes (benefit)	25,177	—	—	—	25,177
Earnings (loss) before extraordinary item	(10,598)	44,743	—	—	34,145
Extraordinary item—loss on early extinguishment of debt	(2,004)	—	—	—	(2,004)
Earnings (loss) before equity in earnings of subsidiaries	(12,602)	44,743	—	—	32,141
Equity in earnings of subsidiaries	44,743	—	—	(44,743)	—
Net earnings (loss)	$ 32,141	$ 44,743	$ —	$ (44,743)	$ 32,141

CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND PARENT COMPANY STATEMENT OF CASH FLOWS
For the year ended February 3, 2001 (unaudited)
(In thousands)

	PETCO Animal Supplies, Inc. Parent Company Guarantor	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and Eliminations	PETCO Animal Supplies, Inc. and Subsidiaries
Cash flows provided by operating activities:					
Net earnings (loss)	$(20,339)	$30,801	$ (477)	$(30,324)	$(20,339)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities	63,003	(27,071)	9,987	30,324	76,243
Net cash provided by operating activities	42,664	3,730	9,510	—	55,904
Cash flows used in investing activities:					
Additions to fixed assets	(41,536)	(4,985)	—	—	(46,521)
Investment in affiliates	—	—	(9,510)	—	(9,510)
Net cash invested in acquisitions of businesses	(16,407)	—	—	—	(16,407)
Change in other assets	(197)	—	—	—	(197)
Net cash used in investing activities	(58,140)	(4,985)	(9,510)	—	(72,635)
Cash flows provided by (used in) financing activities:					
Borrowings under long-term debt agreements	397,521	—	—	—	397,521
Repayment of long term debt agreements	(117,175)	—	—	—	(117,175)
Debt issuance costs	(11,254)	—	—	—	(11,254)
Repayments of capital lease and other obligations	(7,955)	—	—	—	(7,955)
Purchase of common stock	(463,427)	—	—	—	(463,427)
Net proceeds from the issuance of common stock	16,889	—	—	—	16,889
Net proceeds from the issuance of Series A redeemable preferred stock	107,376	—	—	—	107,376
Net proceeds from the issuance of Series B redeemable preferred stock	75,675	—	—	—	75,675
Proceeds from the issuance of warrants	1,066	—	—	—	1,066
Net cash used in financing activities	(1,284)	—	—	—	(1,284)
Net decrease in cash and cash equivalents	(16,760)	(1,255)	—	—	(18,015)
Cash and cash equivalents at the beginning of the period	33,864	2,195	—	—	36,059
Cash and cash equivalents at the end of the period	$ 17,104	$ 940	$ —	$ —	$ 18,044

CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND PARENT COMPANY STATEMENT OF CASH FLOWS
For the year ended February 2, 2002 (unaudited)
(In thousands)

	PETCO Animal Supplies, Inc. Parent Company Guarantor	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and Eliminations	PETCO Animal Supplies, Inc. and Subsidiaries
Cash flows provided by operating activities:					
Net earnings (loss)	$ (22,801)	$ 36,982	$(31,279)	$(5,703)	$(22,801)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities	89,746	(33,896)	41,007	5,703	102,560
Net cash provided by operating activities	66,945	3,086	9,728	—	79,759
Cash flows provided by (used in) investing activities:					
Additions to fixed assets	(52,495)	(3,811)	—	—	(56,306)
Proceeds from sale of fixed assets	71	—	—	—	71
Investment in affiliates	—	—	(9,728)	—	(9,728)
Loans to employees	(906)	—	—	—	(906)
Repayment of loan to affiliate	6,545	—	—	—	6,545
Net cash used in investing activities	(46,785)	(3,811)	(9,728)	—	(60,324)
Cash flows provided by (used in) financing activities:					
Borrowings under long-term debt agreements	215,650	—	—	—	215,650
Repayment of long term debt agreements	(210,150)	—	—	—	(210,150)
Debt issuance costs	(1,210)	—	—	—	(1,210)
Repayments of capital lease and other obligations	(5,678)	—	—	—	(5,678)
Net proceeds from the issuance of common stock	124	—	—	—	124
Net cash used in financing activities	(1,264)	—	—	—	(1,264)
Net increase (decrease) in cash and cash equivalents	18,896	(725)	—	—	18,171
Cash and cash equivalents at the beginning of the period	17,104	940	—	—	18,044
Cash and cash equivalents at the end of the period	$ 36,000	$ 215	$ —	$ —	$ 36,215

CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND PARENT COMPANY STATEMENT OF CASH FLOWS
For the year ended February 1, 2003 (unaudited)
(In thousands)

	PETCO Animal Supplies, Inc. Parent Company Guarantor	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and Eliminations	PETCO Animal Supplies, Inc. and Subsidiaries
Cash flows provided by operating activities:					
Net earnings	$ 32,141	$ 44,743	$—	$(44,743)	$ 32,141
Adjustments to reconcile net earnings to net cash provided by operating activities	97,555	(40,913)	—	44,743	101,385
Net cash provided by operating activities	129,696	3,830	—	—	133,526
Cash flows provided by (used in) investing activities:					
Additions to fixed assets	(53,343)	(3,282)	—	—	(56,625)
Proceeds from sales of fixed assets	416	—	—	—	416
Net (loans) repayments to/from employees	210	—	—	—	210
Net cash used in investing activities	(52,717)	(3,282)	—	—	(55,999)
Cash flows provided by (used in) financing activities:					
Repayment of long term debt agreements	(32,000)	—	—	—	(32,000)
Debt issuance costs	(1,465)	—	—	—	(1,465)
Repayments of capital lease and other obligations	(4,715)	—	—	—	(4,715)
Net proceeds from the issuance of common stock	273,144				273,144
Repayment of Series A redeemable preferred Stock	(142,231)	—	—	—	(142,231)
Repayment of Series B redeemable preferred Stock	(97,538)	—	—	—	(97,538)
Net cash used in financing activities	(4,805)	—	—	—	(4,805)
Net increase in cash and cash equivalents	72,174	548	—	—	72,722
Cash and cash equivalents at the beginning of the period	36,000	215	—	—	36,215
Cash and cash equivalents at the end of the period	$ 108,174	$ 763	$—	$ —	$ 108,937

REPORT OF KPMG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
PETCO Animal Supplies, Inc.:

We have audited the accompanying consolidated balance sheets of PETCO Animal Supplies, Inc. and subsidiaries as of February 2, 2002 and February 1, 2003, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended February 1, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PETCO Animal Supplies, Inc. and subsidiaries as of February 2, 2002 and February 1, 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended February 1, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, and accordingly, changed its method of accounting for goodwill in 2002.

KPMG LLP

San Diego, California
March 10, 2003

QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables set forth the unaudited quarterly results of operations for fiscal 2001 and fiscal 2002. This information includes all adjustments management considers necessary for fair presentation of such data. The results of operations for historical periods are not necessarily indicative of results for any future period. We expect quarterly results of operations to fluctuate depending on the timing and amount of net sales contributed by new stores.

We believe that our business is moderately seasonal, with net sales and earnings generally higher in the fourth fiscal quarter due to year-end holiday purchases.

	Fiscal Quarter Ended			
Fiscal 2001	**May 5, 2001**	**Aug. 4, 2001**	**Nov. 3, 2001**	**Feb. 2, 2002**
	(dollars in thousands)			
Net sales	$ 304,494	$ 309,902	$ 322,853	$ 363,700
Gross profit	87,887	90,072	96,676	117,128
Operating income (loss)	11,783	10,766	14,448	(5,151)
Net loss	(436)	(694)	(10,760)	(10,911)
Stores open at end of period	538	548	560	561
Aggregate gross square footage	7,031,948	7,215,744	7,384,106	7,439,454
Percentage increase in comparable store net sales	7.7%	10.1%	7.5%	9.0%

	Fiscal Quarter Ended			
Fiscal 2002	**May 4, 2002**	**Aug. 3, 2002**	**Nov. 2, 2002**	**Feb. 1, 2003**
	(dollars in thousands)			
Net sales	$ 349,212	$ 354,469	$ 367,530	$ 405,423
Gross profit	103,703	108,420	114,277	133,985
Operating income	654	24,653	27,817	38,864
Net earnings (loss)	(9,227)	9,930	12,006	19,432
Stores open at end of period	571	585	600	600
Aggregate gross square footage	7,607,758	7,830,343	8,106,409	8,116,344
Percentage increase in comparable store net sales	9.3%	8.5%	8.3%	6.0%

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Dividend Policy

We have not paid cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation of our business and we do not anticipate paying cash dividends in the foreseeable future. In addition, our senior credit facility and the indenture governing our senior subordinated notes place limitations on our ability to pay dividends or make other distributions in respect of our common stock. Any future determination as to the payment of dividends on our common stock will be restricted by these limitations, will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by the board of directors, including the Delaware General Corporation Law, which provides that dividends are only payable out of surplus or current net profits.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS (Continued)

Market Information

Our common stock has been listed on The Nasdaq Stock Market's National Market under the symbol "PETC" since it was initially offered to the public on February 22, 2002. Prior to that time, there had not been a market for our common stock. The following table shows the high and low per share sale prices of our common stock, as reported on the Nasdaq National Market for the periods indicated:

	High	Low
Fiscal 2002		
First Quarter (commencing February 22, 2002)	$25.75	$19.00
Second Quarter	26.70	16.55
Third Quarter	25.20	16.31
Fourth Quarter	25.95	20.57

As of April 25, 2003, there were approximately 100 holders of record of our common stock.

CORPORATE INFORMATION

Corporate Headquarters
PETCO Animal Supplies, Inc.
9125 Rehco Road
San Diego, CA 92121

Inquiries Concerning the Company
PETCO welcomes inquiries from its stockholders and other interested investors. For additional copies of this report, the Form 10-K or other information, please contact:

James M. Myers, Chief Financial Officer
9125 Rehco Road
San Diego, CA 92121
investorrelations@petco.com
858-453-7845

You are invited to visit our home page on the World Wide Web at www.petco.com for more information.

Transfer Agent and Registrar
American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
800-937-5449
info@amstock.com

Annual Meeting
The PETCO annual meeting of stockholders will be held at 10:00 a.m. on Wednesday, June 4, 2003, at the Marriott San Diego Del Mar, located at 11966 El Camino Real, San Diego, CA 92130.

Independent Auditors
KPMG LLP
750 B Street, Suite 1500
San Diego, CA 92101
619-233-8000

General Counsel
Latham & Watkins LLP
701 B Street, Suite 2100
San Diego, CA 92101
619-236-1234

Board of Directors
John M. Baumer
Partner
Leonard Green & Partners, L.P.

Jonathan Coslet
Partner
Texas Pacific Group

John G. Danhakl
Partner
Leonard Green & Partners, L.P.

Julian C. Day
President and Chief Executive Officer
Kmart Corporation

Brian K. Devine
Chairman, President and Chief Executive Officer
PETCO Animal Supplies, Inc

Charles W. Duddles
Retired Executive Vice President, Chief Financial Officer and Chief Administrative Officer
Jack in the Box, Inc.

Dr. Arthur B. Laffer
Founder and Chairman
Laffer Associates

James M. Myers
Executive Vice President and Chief Financial Officer
PETCO Animal Supplies, Inc.

William S. Price III
Partner
Texas Pacific Group

Senior Officers
Robert E. Brann
Senior Vice President, Merchandising

Brian K. Devine
Chairman, President and Chief Executive Officer

Bruce C. Hall
Executive Vice President and Chief Operating Officer

Keith G. Martin
Senior Vice President, Operations

Fredrick W. Major
Senior Vice President, Information Systems

Janet D. Mitchell
Senior Vice President, Human Resources and Administration

James M. Myers
Executive Vice President and Chief Financial Officer

William M. Woodard
Senior Vice President, Business Development


PETCO
Where the pets go.

PETCO ANIMAL SUPPLIES, INC.
9125 Rehco Road
San Diego, CA 92121-2270
858-453-7845